04051088

ARS

NMHC

Total Healthcare Solutions

National Medical Health Card Systems, Inc.

26 Harbor Park Drive
Port Washington, New York 11050

2004 Annual Report

CHAIRMAN'S NOTE

Each year we celebrate the continued growth and development of our company, and I am proud to report we achieved another year of exceptional growth in fiscal 2004. In 2003 we were number 27 on *Fortune* Magazine's annual list of America's fastest growing companies. This year we are ranked number six. We achieved these record results while investing wisely in core areas, which will have a dramatic impact on the long-term outlook of the company.

During fiscal 2004, we continued to increase sales, diversify our revenue, improve margins, and strengthen the balance sheet. Excluding the nonrecurring New Mountain transaction items, net income would have increased 47.6% to $9.5 million or $0.98 per diluted share on the "as if converted method" for fiscal 2004*. This marks our ninth consecutive profitable year, which we achieved while undergoing a substantial transformation. The focus, maturity, and expertise of our employees have made this transition seamless.

Among the changes we implemented in fiscal 2004, we completed the $80 million private placement with New Mountain Capital, which enabled us to acquire the Inteq Group, a Dallas-based PBM, and improved our capital structure to facilitate future acquisitions. The acquisition of Inteq's assets expands our geographic presence in the Texas marketplace, and we look forward to providing new services and technologies to Inteq's former customer base. We have not lost a single customer through the transition. Rather, we have received praise from our new customers for the enhanced levels of client service and customer support.

In line with our strategy, the acquisition was immediately accretive to earnings, and we expect improved profitability among these customers in fiscal 2005. More importantly, the acquisition of Inteq's assets is another step in our middle-market consolidation of the PBM industry. This was our sixth acquisition in less than four years, reinforcing our ability to successfully acquire and integrate companies into our network.

Also in fiscal 2004, we launched our new prescription home-delivery and specialty-pharmacy divisions. Bringing these services in-house enables us to improve service levels to current customers, expand our gross margin and meet the needs of larger clients that often require their PBM directly provide these services. We believe both the home-delivery and specialty-pharmacy services will contribute meaningfully to our continued sales growth and profitability in fiscal 2005 and beyond.

As a service based company, our people are the most critical part of our business success and 2004 also marked the successful addition of key management and staff throughout our organization. We are especially pleased that we were able to attract Jim Smith, our new president and chief executive officer. The transition has been the smoothest I have ever experienced, and the company is already benefiting tremendously. Jim brings over 35 years of industry experience, including senior positions at CVS Corporation and Eckerd Corporation, where he oversaw their $1 billion-plus home-delivery pharmacy, while also building from the ground up their seven million member PBM. Earlier this year, we added Stu Fleischer to the management team, as chief financial officer. Stu's extensive skills and experience with distribution and mergers/acquisitions have proven to be valuable assets as we continue to scale our company.

Given the growing demand for our services, we have more than doubled the size of our sales force and the maturation of this sales force is extending our geographic reach and market penetration. While our focus remains on the middle-market, our investment in infrastructure and people is continuing to reap rewards, as evidenced by our recently awarded contract to provide PBM services to the 130,000 Arkansas state employees, public school employees, their dependents, and retirees. The state conducted a rigorous evaluation process choosing NMHC from a field of large and small candidates, citing the firm's proposed cost containment strategies, successful track record, full disclosure and transparency as the basis for its decision.

Finally, on behalf of all the employees at NMHC, I would like to extend our sincere gratitude to Bert Brodsky, our founder and former chairman, for his dedication and hard work in building NMHC over the past 23 years. His achievements have been immeasurable, and I look forward to his future contributions as a member of the board.

As chairman of NMHC, I am proud of the significant achievements that we have made in the development of our business. Our team of professionals is the best in the industry, and has done a remarkable job positioning our company for the long-term. I have the utmost confidence in Jim Smith and the entire management team in executing our strategy. Strong organic growth, seeking selective acquisition targets, and continued investment in our core business lines will continue to propel us to a leadership position in the PBM industry.



James J. Bigl

Chairman of the Board of Directors

5-Year Revenue
($ Millions)


$700.0
$600.0
$500.0
$400.0
$300.0
$200.0
$100.0
$0.0
2000
2001
2002
2003
2004

5-Year Net Income
($ Millions)


$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
2000
2001
2002
2003
2004

5-Year EBITDA[2]
($ Millions)


$20.0
$18.0
$16.0
$14.0
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
2000
2001
2002
2003
2004

* See Management's Discussion and Analysis of Financial Condition and Results of Operations for a reconciliation of the reported results to net income and net income available to common shareholders excluding non-recurring New Mountain Transaction items.

LETTER TO SHAREHOLDERS

Dear Fellow Shareholders,

I am excited to join NMHC at such an important time in the company's development. Through a well-defined and well-received strategy, the company has built a proven track record and solid reputation. Our market position, people and strategic plan are very strong, and with disciplined, continuous operational improvements, and successful cross marketing of our Total Healthcare Solutions offering, we are ideally positioned to rapidly scale the business.

Effective management of our clients' benefit programs has resulted in pharmaceutical inflation rates well below the industry average; the company ranks consistently among the top performers in customer satisfaction; and NMHC has been far ahead of the curve in the level of transparency we provide our customers. With more than seven million lives serviced nationwide and NMHC's dominant middle-market position, we have established a solid foundation to execute our growth strategy.

Services that we had previously outsourced, such as home-delivery and specialty-pharmacy, are now up and running. As we transition customers to our new state-of-the-art facilities, we will continue to gain operating leverage and improve performance from these businesses. Moving forward, we will focus on process improvements that drive efficiencies and increase operating margin.

Turning to Integrail, our informatics division, we believe this business holds enormous promise. Our predictive modeling capabilities are unparalleled in the industry, offering NMHC a distinct competitive advantage. We are expanding Integrail's capabilities to not only identify opportunities to enhance plan performance, but to also deliver solutions that provide a solid ROI to clients. In 2005, we will focus on introducing these services across our customer base, utilizing this offering to attract new customers to our Total Healthcare Solutions.

In each of our divisions, we anticipate continuing and, in certain strategic areas, accelerating our investments in technology and other resources to take full advantage of our growth prospects over the next two to three years. These investments are necessary to achieve our long-term goals.

Lastly, we continue to look for additional acquisitions such as Inteq, which are accretive to earnings and enable us to leverage our advanced infrastructure, existing capacity, and core competencies. The market is highly fragmented with hundreds of small PBMs, specialty pharmacy, and disease management companies that lack the resources to compete on a national level. Given our strong brand reputation, leading technology, and outstanding customer service, NMHC is well positioned to benefit from the consolidation in our industry, as evidenced by our successful track record acquiring and integrating companies.

I want to thank the management and staff of NMHC for their continued dedication and commitment, which made possible the seamless acquisition of Inteq, expansion of the management team, and successful transition to our new home-delivery and specialty-pharmacy facilities. Through their hard work, we achieved organic growth, margin improvement, and a substantial increase in free cash flow. Our balance sheet is stronger than ever. As a result, we are both energized and optimistic about the outlook for fiscal 2005 and beyond.

Sincerely,

James F. Smith

President and Chief Executive Officer

TABLE OF CONTENTS

PRICE RANGE OF SHARES; DIVIDENDS

Market Information

The common stock of National Medical Health Card Systems, Inc. ("Health Card" or the "Company") is traded on The Nasdaq National Market System under the symbol "NMHC" ("NASDAQ"). On October 21, 2004, we had 4,414,814 shares of common stock issued and outstanding. The table below sets forth high and low reported sale prices per share of the common stock, as reported on NASDAQ, which prices are believed to represent actual transactions.

	Fiscal Years ended June 30,			
	2004		2003	
	High	Low	High	Low
First Quarter	$14.00	$ 8.96	$10.80	$6.40
Second Quarter	$26.00	$ 8.00	$ 9.75	$6.58
Third Quarter	$30.30	$17.35	$ 9.65	$8.00
Fourth Quarter	$41.72	$23.64	$11.84	$8.00

Holders

Health Card has been advised by its transfer agent (Continental Stock Transfer & Trust Company) that the approximate number of record holders of its common stock as of September 22, 2004 was 43.

Dividend Policy

Health Card has not declared or paid any cash dividends in the past on its common stock. Health Card's series A preferred stock provides for an annual cash dividend equal to 7% of the investment amount, which decreases to 3.5% after the fifth anniversary from the issuance date. A dividend of approximately $1,596,000 was paid out on the preferred stock for the year ended June 30, 2004. Health Card is otherwise prohibited, under the terms of its secured revolving credit facility (the "the Facility"), from making any distributions to shareholders or declaring or paying any dividend. Even if such prohibition were not in effect, Health Card currently intends to retain any earnings to finance its growth. Any future payments of dividends other than as set forth above will be at the discretion of the Board of Directors and will depend upon such factors as the Board of Directors deems relevant.

SELECTED FINANCIAL DATA

The following tables summarize certain selected financial information for each of the years in the five year period ended June 30, 2004 and provide certain supplemental data. The selected consolidated income statement data for the years ended June 30, 2004, 2003, and 2002 and the selected consolidated balance sheet data as of June 30, 2004 and 2003 have been derived from the audited consolidated financial statements of Health Card. The selected consolidated income statement data for the years ended June 30, 2001 and 2000 and the selected consolidated balance sheet data as of June 30, 2002, 2001 and 2000 have been derived from audited consolidated financial statements of Health Card that are not included in this Annual Report. The information contained in this table should be read in conjunction with Health Card's consolidated financial statements and notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein. All amounts are in thousands, except per share amounts.

	Year Ended June 30,				
	2004	2003	2002	2001	2000
Income Statement Data:[1]					
Revenues	$ 651,098	$ 573,266	$ 459,832	$ 272,119	$ 167,676
Cost of claims	587,055	525,472	424,733	249,572	153,377
Gross profit	64,043	47,794	35,099	22,547	14,299
Selling, general and administrative expenses	50,606	35,974	27,230	21,423	12,358
Operating income	13,437	11,820	7,869	1,124	1,941
Other income (expense)	40	(804)	(502)	877	922
Income before provision for income taxes	13,477	11,016	7,367	2,001	2,863
Provision for income taxes	5,524	4,602	2,900	843	1,247
Net income	7,953	6,414	4,467	1,158	1,616
Beneficial conversion feature	80,000	-	-	-	-
Preferred stock cash dividend	1,596	-	-	-	-
Accretion of transaction expenses	135	-	-	-	-
Net (loss) income available to common stockholders	$ (73,778)	$6,414	$4,467	$1,158	$ 1,616
(Loss) earnings per common share:					
Basic	$ (11.14)	$ 0.85	$ 0.62	$ 0.16	$ 0.24
Diluted	$ (11.14)	$ 0.80	$ 0.56	$ 0.16	$ 0.24
Weighted average number of shares outstanding:					
Basic	6,622	7,590	7,213	7,101	6,720
Diluted	6,622	8,036	7,909	7,200	6,720
Balance Sheet Data:					
Cash and cash equivalents	$ 3,388	$ 5,222	$ 1,768	$ 10,877	$ 14,595
Working capital (deficit)	(27,706)	(32,567)	(42,653)	(7,091)	6,030
Total assets	226,149	156,740	149,895	79,110	44,363
Long term debt including current portion	2,272	16,491	24,065	1,875	2,332
Redeemable convertible preferred stock	75,389	-	-	-	-
Total common stockholders' (deficit) equity	(6,623)	28,426	21,277	15,472	13,425
Supplemental Data[2]					
Retail pharmacy claims processed	22,407	17,330	14,371	7,403	4,059
Mail pharmacy claims processed	1,173	902	767	487	255
Estimated plan participants (at year end)[3]	7,200	5,800	4,500	3,200	1,000

[1] See Management's Discussion & Analysis for descriptions of the various acquisitions that have been consummated in the last 4 years, and the financing arrangements that have been set in place; such acquisitions and financings affect the comparability of the information provided in the foregoing tables for fiscal years 2001 through 2004.

[2] This data has not been audited.

[3] Generally, the PBM industry presents estimated plan participants based upon the number of participants to whom they provide some level of services. Historically, the Company only reported fully managed group health lives. The Company has now adopted the generally accepted industry practice and has restated its plan participant count for fiscal 2000-2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with our Consolidated Financial Statements, and related notes to these statements appearing elsewhere in this annual report.

Forward-Looking Statements

This annual report contains forward-looking statements which involve known and unknown risks and uncertainties or other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used herein, the words "may", "could", "estimate", "believes", "anticipates", "thinks", "intends", "will be", "expects" and similar expressions identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For a discussion of such risks and uncertainties, including but not limited to risks relating to demand, pricing, government regulation, acquisitions and affiliations, the market for pharmacy benefit management ("PBM") services, competition and other factors, readers are urged to carefully review and consider various disclosures in this report made by National Medical Health Card Systems, Inc. ("Health Card" or the "Company") which attempt to advise interested parties of the factors which affect Health Card's business.

Overview

The audited Consolidated Financial Statements include the accounts of Health Card and its wholly owned subsidiaries, Pharmacy Associates, Inc. ("PAI"), Interchange PMP, Inc. ("PMP"), Centrus Corporation ("Centrus"), National Medical Health Card IPA, Inc. ("IPA"), Specialty Pharmacy Services, Inc. ("Specialty"), NMHC Contracts, Inc. ("Contracts"), PBM Technology, Inc. ("PBM Tech"), NMHC Mail Order, Inc. ("NMHCmail"), Integrail Inc. ("Integrail"), Portland Professional Pharmacy and Portland Professional Pharmacy Associates (collectively "Ascend"), and Inteq Corp. and Inteq TX Corp. (collectively "Inteq"). Also included are the accounts of NMHC Funding, LLC ("Funding"). Unless the context otherwise requires, references herein to the "Company" or "Health Card" refer to the Company and its subsidiaries on a consolidated basis. The results of operations and balance sheet of the Company's acquisitions and subsidiaries have been included in the consolidation as of the effective date that the Company acquired or established the entity as follows: PAI – July 20, 2000, PMP – March 5, 2001, Centrus and Funding – January 29, 2002, NMHCmail – September 1, 2002, Integrail – November 1, 2002, Ascend – July 31, 2003, and Inteq – April 1, 2004. All material intercompany balances and transactions have been eliminated in the consolidation.

Health Card derives its revenue from the provision of comprehensive pharmacy benefit management services to sponsors of prescription benefit plans. Substantially all of the services Health Card provides to its sponsors are related to pharmacy benefit programs and services. Health Card also recognizes administrative fees and earns rebates at the time of claims adjudication.

Revenue for the PBM division is earned and recognized as follows: administrative fees are agreed upon with the sponsor on either a per claim charge or a per plan participant per month charge. Per claim fees are billed to sponsors for the claims adjudicated during the period. Per plan participant per month fees are generally billed to sponsors at the beginning of the month. The amount of revenue related to the drugs dispensed by pharmacies participating in Health Card's pharmacy network is recognized at the time of dispensing the drug as the cost is incurred. The amount of revenue recognized is reduced by the amount of rebates that Health Card shares with its sponsors. The specific terms of the contracts that Health Card enters into with its sponsors will determine whether Health Card recognizes the gross revenue related to the cost of the prescriptions filled. In certain cases, the Company has not recognized the gross revenue or cost related to prescriptions filled for a specific sponsor. This has no impact on the Company's gross profit since neither the prescription revenue nor the related cost of the prescriptions is recorded.

The following table sets forth the breakdown of Health Card's revenues relating to pharmaceuticals dispensed and administrative fees ($ in thousands):

	Years Ended June 30,		
	2004	2003	2002
Revenues relating to:			
Pharmaceuticals	$630,356	$555,168	$ 447,862
Administrative fees and other	20,742	18,098	11,970
Total Revenues	$651,098	$573,266	$459,832

Health Card does not take possession or legal ownership of the pharmaceuticals dispensed by the retail pharmacy network or its out-sourced mail order facilities, although Health Card assumes the legal responsibility and financial risk of paying for dispensed pharmaceuticals whether or not Health Card is paid by its sponsors. Health Card does take possession and dispenses pharmaceuticals from its mail order facility and its specialty pharmacy as of August 1, 2003.

Health Card utilizes its comprehensive pharmacy benefit database to perform outcome studies and to develop disease information programs which are used to reduce overall healthcare costs. The Company's Integrail division uses its software tools to analyze and predict outcomes for both medical and pharmacy data. These programs currently produce a small amount of revenue, but are starting to attract interest in the marketplace. Health Card believes that these value added information based services are becoming a more important component of managed care as well as management of the overall healthcare dollar, and therefore these services may provide an increasing source of revenue for Health Card in the future.

Mail Order recognizes revenue at the point of shipment for both the co-pay collected from the individual member, as well as for the "sale" of the prescription to the PBM at specified prices. Revenue from this intercompany sale is eliminated in consolidation. To date, Mail Order only fills prescriptions for Health Card plan sponsors.

Revenue is recognized by Ascend at the point of shipment to the member. Ascend invoices individual members, sponsors, and insurance companies as well as Medicare and Medicaid.

Cost of claims includes the amounts paid to network pharmacies, including mail service pharmacies, for pharmaceutical claims, and reductions resulting from the gross rebates received from drug manufacturers. Cost of claims are recognized as follows: the contractual obligation of Health Card to pay for these drugs is recorded as cost of claims at the time of dispensing of the drug by the pharmacy network. Cost of claims is reduced by the rebates that Health Card receives. Rebates are earned from drug manufacturers based on drugs utilized by plan participants at the time of dispensing. These rebates, which varies by sponsor, is recorded monthly based upon the claims adjudicated in that month.

The amount of rebates recognized as reductions to revenue or cost of claims is based on estimates tied to actual claims data. Health Card processes its rebate claims either direct with the drug manufacturers, through its wholly-owned subsidiary, Specialty, for which it receives administrative fees, or through a third party rebate administrator. Effective July 1, 2001, Health Card has entered into an agreement with a third party administrator to handle all of its consolidated rebate claims which it does not otherwise submit direct to the drug manufacturers.

The third party administrator provides estimates to Health Card based on its analysis of the amount of rebates that Health Card's claims should generate. These estimates are prepared based on estimates of how Health Card's claims might influence the market share of a particular drug covered under an agreement with a drug manufacturer. Market share is generally defined as the percentage of utilization of a certain drug or drugs within its therapeutic class. Under Health Card's contract with the Administrator, Health Card receives a specified minimum amount per claim 150 days after the end of a quarter. Amounts above the minimum are shared between the Administrator and Health Card with final settlement twelve months after a quarter end. Health Card accrues rebates based upon an estimate provided by the Administrator.

Health Card computes the amount of rebates due direct from the drug manufacturers based on the actual claims data, the criteria established in each individual contract, and the specified payment schedules. The drug manufacturers are obligated to reimburse Health Card for earned rebates within a specified period of time. Quarterly, Health Card reconciles its estimates to amounts received from the manufacturers.

Certain of Health Card's sponsors are entitled to all or a portion of rebates received by Health Card, which portion varies contractually by sponsor. The manufacturer rebates retained by Health Card, after the sponsors receive their contractual amounts, have historically had a significant impact on Health Card's financial performance. For the fiscal years ended June 30, 2004, 2003 and 2002 the rebates retained by Health Card has equaled 16%, 11% and 19%, respectively, of the Company's total gross profit. Due to the expected continued growth and diversification of Health Card's business, Health Card expects rebates to continue to account for a significant, but declining, percentage of its total gross profit.

If such rebate programs were to be discontinued or adversely altered by drug manufacturers, or government action, or if the terms of Health Card's rebate sharing arrangements with its sponsors were adversely altered when these arrangements expire, there could be a material adverse effect on Health Card's business, operating results and financial condition.

Credit risk relating to the rebates receivable is evaluated based on the financial strength of the rebate administrator and the drug manufacturers plus Health Card's collection history. The drug manufacturers contracted with are primarily Fortune 500 companies and Health Card has not had a history of write-offs related to rebate receivables. Health Card does not believe a credit risk reserve is necessary.

The pharmacy benefit management industry is intensely competitive, generally resulting in continuous pressure on Health Card's gross profit as a percentage of total revenue. In recent years, industry consolidation and dramatic growth in managed healthcare have led to increasingly aggressive pricing of pharmacy benefit management services. Given the pressure on all parties to reduce healthcare costs, Health Card expects this competitive environment to continue for the foreseeable future.

Health Card plans to continue its organic growth through increased marketing of its services and by expanding the range of services offered, including value added consulting and information-based services through its Integrail division, mail order services through its facility in Florida, and specialty pharmacy services through its Ascend division. Health Card believes these services to be in growing demand within the healthcare industry. In addition, Health Card intends to continue to pursue an acquisition program to supplement its organic growth by making acquisitions of other pharmacy benefit management service providers, as well as related services providers.

OPERATING INCOME

($ in thousands)

Year ended June 30,

	2004	Increase/ (Decrease)	2003	Increase/ (Decrease)	2002
Revenue	$651,098	13.6%	$573,266	24.7%	$459,832
Cost of Claims	587,055	11.7%	525,472	23.7%	424,733
Gross profit	64,043	34.0%	47.794	36.2%	35,099
Selling, general, and Administrative expense	50,606	40.7%	35,974	32.1%	27,230
Operating Income	$ 13,437	13.7%	$ 11,820	50.2%	$ 7,869

Results of Operations

Fiscal Year Ended June 30, 2004 Compared to Fiscal Year Ended June 30, 2003

Revenue increased $77.8 million, or approximately 14%, from $573.3 million for the fiscal year ended June 30, 2003, to $651.1 million for the fiscal year ended June 30, 2004. Revenue recognized for contracts recorded on a gross revenue basis was $648.5 million for the fiscal year ended June 30, 2004 and $572.0 million for the fiscal year ended June 30, 2003. Revenue recognized for contracts recorded on a net revenue basis was $2.6 million for the fiscal year ended June 30, 2004 and $1.3 million for the fiscal year ended June 30, 2003. The specific terms of the contracts that Health Card enters into with its sponsors will determine whether Health Card recognizes the gross revenue related to the cost of the prescriptions filled. For those contracts that Health Card recognizes net revenue, there is no impact on gross profit since neither the prescription revenue nor the related costs of the prescriptions is recorded. Health Card includes in revenue only those co-payments collected in its mail order facility in Miramar, Florida. For the twelve months ended June 30, 2004, there were approximately $2.3 million of co-payments included in revenue versus zero for the twelve months ended June 30, 2003. Co-payments retained by pharmacies on prescriptions filled for Health Card's members and not included in Health Card's revenue were $203.4 million and $168.5 million, for the twelve months ended June 30, 2004 and 2003, respectively.

Of the $77.8 million increase in revenue in fiscal 2004, $33.3 million was due to the inclusion of revenues from Ascend and Inteq, which were included in the revenue for the twelve months ended June 30, 2004, but not in the twelve months ended June 30, 2003. Another approximate $77.3 million of the overall gross revenue increase was due to revenue related to new sponsors or new services offered during fiscal 2004 excluding contracts recorded on a net revenue basis. An additional increase of approximately $77.5 million was attributable to other existing sponsors as a result of several factors including higher charges relating to increased cost of pharmaceuticals, new drugs, plan participant growth and an increase in the average number of claims per plan participant. These increases were partially offset by revenue decreases related to three factors: 1) the termination of existing customer contracts throughout the fiscal year including one major sponsor which terminated their contract effective December 31, 2002, leading to a reduction in revenue of approximately $93.3 million, and 2) there was one contract during the twelve months ended June 30, 2004 that the Company recognized on a net revenue basis that was recognized on a gross revenue basis for four months during the twelve months ended June 30, 2003. Due to a change in the contract terms effective November 1, 2002, this customer's revenue was recognized on a net basis from that point. The revenue impact of this change was a year over year reduction of gross revenue of approximately $9.0 million. The third decrease occurred when rebates payable to the Company's sponsors increased by $8.0 million for the twelve months ended June 30, 2004 as compared to the twelve months ended June 30, 2003. Since these rebates are treated as a reduction in revenue, this led to a reduction in the overall year-over-year revenue increase.

Cost of claims increased $61.6 million, or approximately 12%, from $525.5 million for the fiscal year ended June 30, 2003, to $587.1 million for the fiscal year ended June 30, 2004. Ascend and Inteq accounted for $28.4 million, of the net increase. New sponsors and the growth in existing sponsors accounted for $144.8 million of the increase. This increase was partially offset by the three factors described in the previous paragraph, namely, the loss of sponsors which reduced cost of claims by $89.1 million, the recognizing of a certain contract on a net revenue basis which reduced cost of claims by $9.0 million, and an increase of $13.5 million in gross rebates received, which is treated as a reduction in cost of claims. As a percentage of revenue, cost of claims decreased from 91.7% to 90.2% for the fiscal years ended June 30, 2003 and June 30, 2004, respectively. The same factors contributed to the declining costs as a percentage of revenue. The major sponsor, which terminated its contract, is a managed care organization. Industry-wide, managed care clients have a greater cost of claims, and consequently a lower gross margin, than other types of business in the PBM industry. The new business the Company brought on during the fiscal year ended June 30, 2004, for the most part was not managed care, so consequently the cost of claims on the new business was lower than on the business it replaced. In addition, the contracts recognized on a net revenue basis decrease the overall Company costs as a percentage of revenue due to the cost not being recognized on the contracts recorded on the net revenue basis.

Gross profit increased from $47.8 million for the fiscal year ended June 30, 2003 to $64.0 million for the fiscal year ended June 30, 2004; a $16.2 million, or 34%, increase. In addition to the revenue volume increase described above, Ascend and Inteq accounted for $4.9 million, or 30%, of the increase. The increase in rebates (and administrative fees related to the collection of rebates) after accounting for the amount of rebates that are shared with sponsors, accounted for another $5.5 million, or 34%. The balance of the increase relates to the margins on the new business that replaced the lost business and growth in the existing business from additional services provided. Gross profit, as a percentage of revenue, increased from 8.3% to 9.8% for the twelve months ended June 30, 2003 and June 30, 2004, respectively. The contracts the Company recognizes on a net revenue basis have the effect of improving the gross margin as a percent of revenue due to the lower revenue base. The new activities at NMHC mail and Ascend also led to an increase in gross profit percentage, year-over-year. Partially offsetting the impact of the net revenue and new activities, the Company has seen some decline in profit margins due to competitive pressures.

Selling, general, and administrative expenses, which include amounts charged by affiliates, increased $14.6 million, or approximately 41%, from $36.0 million for the fiscal year ended June 30, 2003 to $50.6 million for the fiscal year ended June 30, 2004. Approximately $8.5 million, or 73%, of this increase in selling, general, and administrative expenses is related to new entities which were part of the Company in the twelve months ended June 30, 2004 which were not part of the Company during all of the twelve months ended June 30, 2003. The services provided by these entities include specialty pharmacy distribution through the Company's acquisition of PPP, predictive modeling and consulting services through the Company's acquisition of Integrail, and mail order distribution through the Company's owned facility in Miramar, Florida. In addition, PBM services were complemented and enhanced by the acquisition of Inteq. The major components of the $8.5 million increase in expenses related to new services was: 1) salaries and benefits – approximately $4,046,000, 2) postage and supplies – approximately $461,000, 3) equipment rental – approximately $505,000, 4) insurance – approximately $339,000, 5) marketing – approximately $229,000, 6) depreciation and amortization – approximately $556,000, 7) commissions to outside brokers – approximately $599,000, and 8) postage and shipping – approximately $589,000.

Included in selling, general and administrative expenses for the twelve months ended June 30, 2004 were approximately $2,569,500 of non-recurring expenses related to the New Mountain Transaction including: 1) transaction bonuses and a severance payment totaling $1,542,500, 2) a non-cash compensation charge of approximately $339,000 related to the acceleration of stock options for two directors who resigned upon the closing of the New Mountain Transaction and 3) a non-cash compensation charge and related expenses of approximately $688,000 related to stock options issued in lieu of a transaction bonus.

Of the remaining approximate $3.5 million increase in selling, general and administrative expenses during the twelve months ended June 30, 2004, the majority of the increase is related to the increased revenue and volume in the PBM. Salary and benefits related to new hires, temporary help, travel and entertainment, and commissions to internal sales people as well as external brokers have all increased year over year due to the increased volume of activity.

Selling, general, and administrative expenses as a percent of revenue increased from 6.3% for the fiscal year ended June 30, 2003 to 7.8% for the fiscal year ended June 30, 2004. The main reasons for the increase are the impact of recognizing more contracts on a net revenue basis, as that has the effect of dividing these same expenses over a smaller gross revenue base, the $2.6 million of non-recurring expenses related to New Mountain which added 40 basis points, and the start-up of NMHCmail.

For the fiscal year ended June 30, 2004, the Company earned other income, net, of approximately $40,000. For the fiscal year ended June 30, 2003, the Company incurred other expense, net, of approximately $804,000. The components of the approximate $844,000 increase in other income, net were an approximate $506,000 decrease in interest expense, an approximate $342,000 increase in interest income, slightly offset by an approximate $4,000 reduced gain on assets sold. The primary reasons for the net increase in income were 1) interest expense declined due to the reduced borrowings under the Company's revolving credit facility due to increasing profitability and additional cash flow from operations (see Note 3 – "Business Acquisitions" to the Consolidated Financial Statements), and 2) interest income increased due to the interest portion of a settlement, with an outside party, related to past due rebates owed to the Company, and excess cash balances related to some of the Company's acquisitions. The Company entered into a new sale leaseback with an unrelated third party in November 2003. This led to an approximate $35,000 gain on the sale of assets during the twelve months ended June 30, 2004. The total gain from this transaction was approximately $147,000 which was recorded as deferred revenue and is being recognized over the life of the lease, which is thirty-six (36) months. (See Note 11 to the Consolidated Financial Statements). This gain was offset by approximately $41,000 related to assets written-off when Ascend moved to a new facility in Portland.

Income before the provision for income taxes increased approximately $2.5 million, or 22%, from approximately $11.0 million, for the fiscal year ended June 30, 2003, to approximately $13.5 million for the fiscal year ended June 30, 2004. The primary reason for the increase was the improving efficiencies that come with scale arising from the integration of the acquisitions the Company has completed. The start-up of the mail order facility had the impact of reducing overall profitability in the year ended June 30, 2004.

The effective tax rate decreased from 41.8% for the twelve months ended June 30, 2003 to 41.0% for the twelve months ended June 30, 2004. The main reason for the decrease was a decline in the Company's federal statutory rate.

Net income for the fiscal year ended June 30, 2004 was approximately $8.0 million as compared to approximately $6.4 million for the fiscal year ended June 30, 2003; a 24% increase. Net income for the twelve months ended June 30, 2004 includes the $1.5 million after tax impact of the New Mountain Transaction items.

There were three other charges recorded to determine income (loss) available to common stockholders related to the New Mountain Transaction. These include: (i) preferred stock cash dividends – approximately $1,596,000. The preferred stock provides for an initial cash dividend equal to 7% of the investment amount (currently $80 million), which decreases to 3.5% after the fifth anniversary of issuance (See Note 2 to the Consolidated Financial Statements). The dividend of approximately $1,596,000 represents the amount accrued and paid for the days from the closing of the New Mountain Transaction on March 19, 2004 to June 30, 2004; (ii) beneficial conversion feature - $80 million. This non-recurring, non-cash charge represents the difference between the fair market value of the Company's common stock on the date of the closing of the New Mountain Transaction and the effective conversion price of $11.29, and which is limited to the $80 million purchase price for the series A preferred stock; and (iii) accretion of transaction expenses – approximately $135,000. Certain transaction costs related to the New Mountain Transaction preferred stock investment of approximately $4.7 million are deducted from net proceeds and the carrying value of the series A preferred stock. These transaction costs are accreted to the series A preferred stock carrying value over the ten-year life of the preferred stock investment. The approximate $135,000 charge represents the accretion from March 19, 2004 to June 30, 2004.

After deducting these three charges from net income there was a net loss available to common stockholders of approximately $73.8 million for the twelve months ended June 30, 2004. Since there was a loss, diluted EPS for the twelve months ended June 30, 2004 equals basic EPS of ($11.14).

While net income and net income available to common stockholders excluding non-recurring New Mountain Transaction items are not measures of financial performance under U.S. generally accepted accounting principles, they are provided as information for investors for analysis purposes in evaluating the effect of the New Mountain Transaction on net income and net income available to common stockholders. Net income and net income available to common stockholders excluding non-recurring New Mountain Transaction items are not meant to be considered a substitute or replacement for net income or net income (loss) available to common stockholders as prepared in accordance with U.S.

generally accepted accounting principles. The reconciliation from net income to net income available to common stockholders excluding non-recurring New Mountain Transaction items, is as follows (all amounts are in thousands, except per share amounts):

	Twelve Months Ended			
	June 30, 2004		June 30, 2003	
Net income, as reported	$	7,953	$	6,414
Add back:				
Transaction bonuses and severance payment, net of income tax benefit		910		-
Compensation charge related to stock option issued in lieu of transaction bonus, net of income tax benefit		406		-
Compensation charge related to the acceleration of directors options, net of income tax benefit		200		-
Net income excluding non-recurring New Mountain Transaction items (C)	$	9,469	$	6,414
Less:				
Preferred dividends		1,596		-
Accretion of transaction expenses		135		-
Net income available to common shareholders excluding non-recurring New Mountain Transaction items (A)	$	7,738	$	6,414
Earnings per share excluding non-recurring New Mountain Transaction items:				
Basic ((A) / (B))	$	1.17	$	0.85
Diluted ((C) / (D))	$	0.98	$	0.80
Weighted average number of shares outstanding:				
Basic (B)		6,622		7,590
Diluted (D)		9,633 *		8,036

*Diluted weighted average number of shares assumes the conversion of the 6,957 shares of redeemable convertible preferred stock and dilutive common stock options and warrants.

The Company has no off balance sheet transactions.

Fiscal Year Ended June 30, 2003 Compared to Fiscal Year Ended June 30, 2002

Revenue increased $113.4 million, or approximately 25%, from $459.9 million for the fiscal year ended June 30, 2002, to $573.3 million for the fiscal year ended June 30, 2003. Revenue recognized for contracts recorded on a gross revenue basis was $459.4 million for the fiscal year ended June 30, 2002 and $572.0 million for the fiscal year ended June 30, 2003. Revenue recognized for contracts recorded on a net revenue basis was $0.5 million for the fiscal year ended June 30, 2002 and $1.3 million for the fiscal year ended June 30, 2003. The specific terms of the contracts that Health Card enters into with its sponsors will determine whether Health Card recognizes the gross revenue related to the cost of the prescriptions filled. For those contracts that Health Card recognizes net revenue, there is no impact on gross profit since neither the prescription revenue nor the related costs of the prescriptions is recorded. Of the $113.4 million increase in revenue in fiscal 2003, $156.0 million was due to the inclusion of revenue from Centrus, since it was acquired on January 29, 2002 and included a full fiscal year in 2003 compared to a little over five months in the fiscal year ended June 30, 2002. This increase due to Centrus is a net amount and reflects the fact that one major sponsor terminated their contract effective December 31, 2002 and a new major sponsor was added in April 2003. Another $38.5 million of the overall gross revenue increase was due to revenue related to new sponsors or new services offered during fiscal 2003 unrelated to Centrus' customers and excluding contracts recorded on a net revenue basis. Also, $19.6 million of the increase was from other existing sponsors as a result of several factors including higher charges relating to increased cost of pharmaceuticals, new drugs, plan participant growth and an increase in the average number of claims per plan participant. These increases were partially offset by non-Centrus revenue decreases related to three factors: 1) the termination of existing customer contracts throughout the fiscal year including one major sponsor which terminated their contract effective June 30, 2002, leading to a reduction in revenue of approximately $82.9 million, 2) there was one contract during the twelve months ended June 30, 2003 that the Company recognized on a net revenue basis that was recognized on a gross revenue basis during the twelve months ended June 30, 2002. Due to a change in the contract terms effective November 1, 2002, this customer's revenue was recognized on a net basis from that point. The revenue impact of this change was a year over year reduction of gross revenue of approximately $15.6 million, and 3) rebates payable to the Company's non-Centrus sponsors increased by $2.2 million for the twelve months ended June 30, 2003 as compared to the twelve months ended June 30, 2002. Since these rebates are treated as a reduction in revenue, this led to a reduction in the overall year-over-year revenue increase.

Cost of claims increased $100.7 million, or approximately 24%, from $424.8 million for the fiscal year ended June 30, 2002, to $525.5 million for the fiscal year ended June 30, 2003. Centrus accounted for $151.6 million, of the net increase. This increase was partially offset by the three factors described in the previous paragraph, namely, the loss of sponsors which reduced cost of claims by $77.7 million, the recognizing of a certain contract on a net revenue basis which reduced cost of claims by $15.6 million, and. an increase of $1.7 million in gross rebates received, which is treated as a reduction in cost of claims. The balance of the increase in cost of claims is related to the increased revenue as described above related to both new and existing sponsors. As a percentage of revenue, cost of claims decreased from 92.4% to 91.7% for the fiscal years ended June 30, 2002 and June 30, 2003, respectively. The same factors contributed to the declining costs as a percentage of revenue. The two major sponsors, which terminated their contracts, are managed care organizations. Industry-wide, managed care clients have a greater cost of claims, and consequently a lower gross margin, than other types of business in the PBM industry. While not all of the revenue associated with these two sponsors was replaced by new business, the new business, for the most part was not managed care, so consequently the cost of claims on the new business was lower than on the business it replaced. In addition, the contracts recognized on a net revenue basis decrease the overall Company costs as a percentage of revenue due to the cost not being recognized on the contracts recorded on the net revenue basis. The decline in cost of claims as a percentage of revenue was moderated by the higher cost of claims on the Centrus book of business, which serves managed care clients primarily. Centrus' cost of claims for the fiscal year ended June 30, 2003 ran about 6 – 9 percentage points greater than the rest of the Company's business, and since Centrus accounted for 49% of the Company's revenue in the fiscal year, this impacted the overall cost of claims percentage.

Gross profit increased from $35.1 million for the fiscal year ended June 30, 2002 to $47.8 million for the fiscal year ended June 30, 2003; a $12.7 million, or 36%, increase. In addition, to the revenue volume increase, Centrus accounted for $4.3 million, or 33%, of the increase. The increase in rebates (and administrative fees related to the collection of rebates) after accounting for the amount of rebates that are shared with sponsors, accounted for another $1.6 million, or 13%. Gross profit, as a percentage of revenue, increased from 7.6% to 8.3% for the twelve months ended June 30, 2002 and June 30, 2003, respectively. The contracts the Company recognizes on a net revenue basis have the effect of improving the gross margin as a percent of revenue due to the lower revenue base. Partially offsetting this impact, the Company has seen some decline in profit margins due to competitive pressures.

Selling, general, and administrative expenses, which include amounts charged by affiliates, increased $8.7 million, or approximately 32%, from $27.3 million for the fiscal year ended June 30, 2002 to $36.0 million for the fiscal year ended June 30, 2003. This increase is primarily related to the acquisition of Centrus. While the expenses specifically related to Centrus were $7.3 million greater in the twelve months ended June 30, 2003 as compared to the five months since the acquisition in the twelve months ended June 30, 2002, this was partially offset by reductions in other areas of the Company related to the full integration of Centrus. The Company analyzed every department in the Company and made decisions concerning the most efficient way to operate regardless of location. This evaluation has led to synergies across the Company and has allowed the Company to maximize the utilization of its resources. It is anticipated that this kind of analysis and deployment of resources will continue as the Company grows.

Selling, general, and administrative expenses also increased in the twelve months ended June 30, 2003 due to the start-up of two new activities in the quarter ended December 31, 2002. The Company acquired Integrail as of November 1, 2002 (See Note 3 to the Consolidated Financial Statements). In the months since the Company acquired Integrail, approximately $1.3 million of expenses were incurred primarily related to salary and benefits and depreciation and amortization. The other activity was the start-up of the build out of a mail order facility in Miramar, Florida. Prior to July 1, 2003, the Company out-sourced the total actual fulfillment of prescriptions that are ordered by mail. By bringing these services in-house the Company will be better able to control service and cost for its customers. For the twelve months ended June 30, 2003, approximately $450,000 of expenses were incurred on this endeavor. The division started dispensing pharmaceuticals as of July 1, 2003.

Due to the additions of Integrail and the mail order facility along with Centrus for the full twelve months in the fiscal year ended June 30, 2003, the Company's expenses increased $4.4 million for expenditures related to increases in compensation and benefits, primarily associated with new employees including senior management. Some of this increase was also related to the replacement of resources from related parties with full time employees (see below). In addition, the Company incurred the following additional expenses in the twelve months ended June 30, 2003: 1) approximately $400,000 of expenses incurred related to two acquisitions which the Company did not complete, 2) approximately $127,000 related to a settlement of a New York State sales tax audit, and 3) the payment of $100,000 related to a terminated consulting agreement.

General and administrative expenses charged by affiliates decreased approximately $1.0 million, or 54%, year-over-year from $1.9 million to $0.9 million for the fiscal years ended June 30, 2002 and June 30, 2003, respectively. The Company has eliminated many of the related party transactions effective January 1, 2002. The majority of the decrease related to reduced information technology services and management and consulting services procured from affiliated companies. The hiring of full time employees and the use of outside consultants replaced the use of affiliated companies to update the information technology infrastructure.

Selling, general, and administrative expenses as a percent of revenue increased from 5.9% for the fiscal year ended June 30, 2002 to 6.3% for the fiscal year ended June 30, 2003. The main reason for the increase is the impact of recognizing more contracts on a net revenue basis, as that has the effect of dividing these same expenses over a smaller gross revenue base. In addition, the acquisition of Integrail and the start-up of NMHCmail led to an increase in this percentage.

For the fiscal year ended June 30, 2002, the Company incurred other expense, net, of approximately $502,000. For the fiscal year ended June 30, 2003, the Company incurred other expense, net, of approximately $804,000. The components of the approximate $302,000 increase in net expense were an approximate $84,000 increase in interest expense, an approximate $270,000 decrease in interest income, offset by an approximate $52,000 additional gain on assets sold during the fiscal year ended June 30, 2002. The primary reasons for the net increase in expense were 1) the interest expense incurred on the Company's revolving credit facility and on the Note Offering to finance the acquisition of Centrus and Integrail (see Note 3, "Business Acquisitions" to the Consolidated Financial Statements), and 2) the reduction in interest income since all cash balances go towards paying off the revolving credit facility.

Partially offsetting the increase in other expense was an approximate $52,000 increase in deferred gain on the sale of assets related to a sale/leaseback transaction, which gain of approximately $459,000 was recorded as deferred revenue and is being recognized over the life of the lease, which is thirty-six (36) months. (See Note 11 to the Consolidated Financial Statements.)

Income before the provision for income taxes increased approximately $3.6 million, or 50%, from approximately $7.4 million, for the fiscal year ended June 30, 2002, to approximately $11.0 million for the fiscal year ended June 30, 2003. The primary reason for the increase was the improving efficiencies that come with scale arising from the integration of the acquisitions the Company has completed. As mentioned previously, the acquisition of Integrail and the start-up of the mail order facility had the impact of reducing profitability in the year ended June 30, 2003.

The effective tax rate increased from 39.4% for the fiscal year ended June 30, 2002 to 41.8% for the fiscal year ended June 30, 2003. The increase stemmed primarily from an increase in the state tax rate as more of the Company's income has been allocated to higher taxed states.

Net income for the fiscal year ended June 30, 2003 was approximately $6.4 million as compared to approximately $4.5 million for the fiscal year ended June 30, 2002; a 44% increase. Earnings per diluted share increased by $0.24, to $0.80 for the fiscal year ended June 30, 2003.

The Company has no off balance sheet transactions.

Liquidity and Capital Resources

The Company's primary cash requirements are for capital expenditures and operating expenses, including cost of pharmaceuticals, software and hardware upgrades and the funding of accounts receivable. Effective July 2003, the Company requires cash to carry inventory in its mail order facility and specialty pharmacy. The Company also requires cash for potential acquisitions of other pharmacy benefit management companies or of companies providing related services. As of June 30, 2004, the Company had a working capital deficit of $27.7 million as compared to a working capital deficit of $32.6 million as of June 30, 2003. The primary reason for the improvement in working capital was the profitability generated by the Company during the fiscal year ended June 30, 2004. The cash flow generated from operations - $23.9 million, plus the net proceeds of the New Mountain transaction - $24.0 million, plus the proceeds the Company received upon the exercise of stock options - $7.0 million plus the repayment of affiliate loans - $2.8 million, were used to fund the acquisitions of Inteq - $29.1 million and PPP - $3.7 million (See Note 3 - Business Acquisitions to Consolidated Financial Statements), repay the Company's credit facility - $15.6 million, purchase capital assets - $7.4 million and pay additional consideration related to the Centrus acquisition - $2.0 million. The Company's acquisitions have increased goodwill and other intangible assets which are long term assets, while decreasing working capital. The Company has now acquired six companies since July 2000 utilizing primarily cash. This has had the effect of increasing the Company's working capital deficits until sufficient profitability is generated to pay back the cost of the acquisitions.

Net cash provided by operating activities was $23.9 million and $15.7 million for the fiscal years ended June 30, 2004 and 2003, respectively. One factor leading to the $8.2 million increase in cash provided by operations was the $1.5 million of incremental net income generated during the fiscal year ended June 30, 2004 as compared to the fiscal year ended June 30, 2003. Another factor in the increase in cash was the growth in income tax payables and other current and long-term liabilities which increased approximately $3.2 million.

Historically, the timing of the Company's accounts receivable and accounts payable has generally been a net source of cash from operating activities. This is the result of the terms of trade in place with plan sponsors on the one hand, and the Company's pharmacy network on the other hand. These terms generally lead to the Company's payments to participating pharmacies being slower than its corresponding collections from plan sponsors. The Company believes that this situation is not unusual in the pharmacy benefit management industry and expects to operate on similar terms for the foreseeable future. However, there can be no assurance that such terms of trade will continue in the future and, if they were to change materially, the Company could require additional working capital financing. The Company has put in place a $40 million revolving credit facility for acquisitions and working capital financing. However, if such terms of trade were to change materially, and/or if the Company were unable to obtain additional working capital financing, there could be a material adverse effect on the Company's business, financial condition, or results of operations.

Net cash used in investing activities was $39.4 million for the twelve months ended June 30, 2004, as compared to $6.0 million for the twelve months ended June 30, 2003. The primary differences in the two periods were the acquisition of Inteq and PPP and the repayment of affiliate loans in the twelve months ended June 30, 2004, as compared to the acquisition of Integrail in the twelve months ended June 30, 2003. In addition, there was a $4.9 million increase in capital expenditures for the twelve months ended June 30, 2004 as compared to the twelve months ended June 30, 2003. The net cash outlay for Inteq was $29.1 million, representing the initial payment of $29.6 million to the Sellers and $3.0 million to escrow plus approximately $572,000 of related expenses. Cash in the amount of approximately $4.1 million was assumed in the acquisition. The net cash outlay for PPP was $3.7 million, representing the initial payment of $3.2 million to the Sellers, $609,000 to pay off PPP's bank debt plus $77,000 of related expenses. Cash in the amount of approximately $177,000 was assumed in the acquisition. In addition, approximately $666,000 has been accrued through June 30, 2004 as additional purchase price related to an earn-out provision, which was paid in September 2004 (see Note 3 to Consolidated Financial Statements). The net cash outlay for Integrail was $1.5 million, representing the initial payment of $1.4 million plus $72,425 of related expenses. No cash was assumed in this acquisition.

During the year ended June 30, 2004 the Company repaid a net of approximately $15.6 million under its revolving credit facility. The Company also paid $0.5 million towards its outstanding capital lease and other debt obligations during the fiscal year ended June 30, 2004. As stated previously, the Company received a net of $24 million from the New Mountain transaction (See Note 3, "Business Acquisitions," to the Consolidated Financial Statements), plus $7.0 million from the exercise of stock options. The Company used some of these funds to pay $1.6 million of preferred dividends for the twelve months ended June 30, 2004.

On January 29, 2002, the Company entered into a $40 million revolving credit facility, details of which are set forth in Note 7 to the Consolidated Financial Statements. Borrowings of $28.7 million under the Facility were used to finance part of the purchase price of the Company's acquisition of Centrus. The Facility contains various covenants that, among other things, require the Company to maintain certain financial ratios, as defined in the agreements governing the Facility. As of September 17, 2004, approximately $5.1 million was outstanding under the Facility, and the Company was in compliance with its financial-ratios covenants.

Three of these financial covenants are based upon the EBITDA (earnings before interest, taxes, depreciation and amortization) generated by the Company over specified periods of time. These covenants, EBITDA for the current fiscal quarter, interest coverage ratio, and debt service coverage for the previous twelve months, are evaluated by the Lender as a measure of the Company's liquidity and its ability to meet all of its obligations under the Facility. EBITDA is presented as cash flow from operations plus or minus the net changes in assets and liabilities and the changes in certain non-cash reconciling items from net cash from operations to net income over the reported periods. While EBITDA is not a measure of financial performance nor liquidity under U.S. generally accepted accounting principles, it is provided as information for investors for analysis purposes in light of the financial covenants referred to above. EBITDA is not meant to be considered a substitute or replacement for net income as prepared in accordance with U.S. generally accepted accounting principles. The reconciliation from net cash from operations to EBITDA is as follows (see Consolidated Statement of Cash Flows for more details):

	Year Ended June 30,		
	2004	2003	2002
Cash flow from operations	$ 23,879	$ 15,685	$ 12,415
Provision for income taxes	5,524	4,602	2,900
Interest (income) expense, net	109	957	603
Net change in assets and liabilities	(7,823)	(4,613)	(4,404)
Non-cash items to reconcile net cash from operations to net income	(2,397)	(221)	(280)
EBITDA	$ 19,292	$ 16,410	$ 11,234

The Company has entered into various capital lease transactions for hardware and software. The Company has also assumed various capital leases through its acquisitions. The principal balance of all capital leases as of June 30, 2004 was approximately $340,000.

The Company has entered into various real estate operating leases with both related and unrelated parties. The Company has entered into various operating leases with unrelated third parties for office equipment. These leases have different payment terms and expirations dates. The Company also entered into two sale-leaseback operating leases of certain fixed assets (principally computer hardware and externally developed software) one with an affiliate of the Company's former Vice Chairman. See Note 11 to the Consolidated Financial Statements hereof for a further description of these various real estate and operating leases.

The total future payments under these contractual obligations as of June 30, 2004 is as follows:

Contractual Obligations	**Payments Due by Period ($ in thousands)**				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 Years
Long Term Debt	$ 53	$ 53	$ -	$ -	$ -
Capital Lease Obligations	340	327	13	-	-
Operating Leases	23,176	5,615	9,628	3,520	4,413
Sale-leaseback	498	288	210	-	-
Total Contractual Cash Obligations	$24,067	$6,283	$9,851	$3,520	$4,413

The shareholders of the Inteq Group are eligible to receive additional consideration of up to $4,200,000, if certain financial targets are met over the first year. Of this potential amount, $3,000,000 was deposited into escrow at the time of closing. As of June 30, 2004, $955,000 has been earned and will be released from escrow on September 30, 2004.

The shareholders of PPP are eligible to receive additional consideration of up to $7,000,000, if certain financial targets are met over the first three years. Such amounts earned are payable within 45 days after the first, second, and third anniversary of the date of acquisition. In the sole discretion of the

Company, up to 50% of any amounts earned can be paid in the form of the Company's stock in lieu of cash. For the first year ended July 31, 2004, $716,010 has been earned and was paid on September 15, 2004. Of this amount, $358,005 was paid in cash and $358,005 was paid in the form of the Company's common stock.

The shareholders of Centrus were eligible to receive additional consideration of up to $4,000,000, payable over three years, if certain financial targets were met over the first two years. The financial performance targets were achieved and $4 million has been earned. Of this amount, $1 million was paid in May 2003, $2 million was paid in May 2004, and another $1 million will be paid in May 2005.

The Company entered into an amended and restated preferred stock purchase agreement, dated as of November 26, 2003, with New Mountain Partners, L.P. (the "purchase agreement"). Pursuant to the purchase agreement, the Company agreed, subject to various conditions, to issue to New Mountain Partners a total of 6,956,522 shares of series A preferred stock at a purchase price of $11.50 per share, for aggregate proceeds of approximately $80 million. On March 19, 2004, the Company completed the sale of the series A preferred stock to New Mountain Partners and used approximately $49 million of the proceeds of the sale of the series A preferred stock to purchase, pursuant to a tender offer, 4,448,900 shares of the Company's outstanding common stock at $11.00 per share. Prior to the closing of the New Mountain Transaction, Bert E. Brodsky, the former chairman of the board of directors and current director, and certain stockholders related to him, held (assuming the exercise of 330,000 options and warrants held by Mr. Brodsky, which occurred in April 2004), in the aggregate, approximately 59% of the Company's outstanding common stock and had agreed to tender 4,448,900 shares, or approximately 54% of the Company's outstanding common stock, held by them, into the tender offer. No other shareholders tendered shares in the offer.

Following the completion of the tender offer, and assuming the exercise of 330,000 options and warrants held by Mr. Brodsky, which occurred in April 2004, New Mountain Partners owned securities at March 19, 2004 that were initially convertible into approximately 64% of the Company's issued and outstanding common stock and prior to conversion of the series A preferred stock were entitled to cast that number of votes that is equal to approximately 60% of the Company's aggregate voting power. Following the closing of the New Mountain Transaction, New Mountain Partners were entitled to and did nominate and elect 60% of the members of the Company's board of directors.

The Company used the remaining proceeds from the issuance and sale of the series A preferred stock of approximately $24 million, excluding expenses related to the closing of the New Mountain Transaction, for the Inteq Acquisition (See Note 3, "Business Acquisitions," to the Consolidated Financial Statements) and working capital purposes.

The preferred stock provides for an initial annual cash dividend equal to 7% of the investment amount, which decreases to 3.5% after the fifth anniversary of issuance. The preferred stock is convertible into common stock at a price of $11.50 per share of common stock, or an aggregate of approximately 7 million shares of the Company's common stock.

The series A preferred stock may be redeemed at the Company's option subsequent to the fourth anniversary of its issuance, subject to certain conditions. After the tenth anniversary of the issuance of the series A preferred stock, each holder of shares of series A preferred stock may require the Company to redeem all or a part of that holder's shares of series A preferred stock.

The Company anticipates that current cash positions, after its six acquisitions together with anticipated cash flow from operations, will be sufficient to satisfy the Company's contemplated cash requirements for at least 24 months. This is based upon current levels of capital expenditures and anticipated operating results for the next 24 months. However, it is one of the Company's stated goals to acquire other pharmacy benefit management companies and companies providing related services. Depending on the Company's evaluation of future acquisitions, additional cash may be required to complete these acquisitions. In addition, the Company will require cash to acquire inventory for its mail order and specialty distribution operations. In the event that the Company's plans change or its assumptions prove to be inaccurate, or the proceeds from the Facility and the New Mountain Transaction prove to be insufficient to fund operations and acquisitions, the Company could be required to seek additional financing sooner than anticipated. There can be no assurance that such financing could be obtained at rates or on terms acceptable to the Company, if at all.

Supplemental Quarterly Financial Data

Unaudited quarterly financial data ($ in thousands, except per share amounts) for the fiscal years 2004 and 2003 are summarized as follows:

	Fiscal Year 2004			
Quarters ended	June 30	March 31	December 31	September 30
Revenue	$ 176,647	$ 159,725	$ 163,896	$ 150,830
Income before provision for income taxes	4,277	2,641	3,769	2,790
Net Income	2,525	1,564	2,218	1,646
Net income (loss) available to common stockholders	1,010	(78,652)*	2,218	1,646
Earnings (loss) per common share:				
Basic	0.25	(11.17)	0.29	0.22
Diluted	0.21	(11.17)	0.25	0.19
Common share prices:				
Basic	41.72	30.30	26.00	14.00
Diluted	23.64	17.35	8.00	8.96

	Fiscal Year 2003			
Quarters ended	June 30	March 31	December 31	September 30
Revenue	$ 148,397	$ 126,538	$ 150,964	$ 147,367
Income before provision for income taxes	2,985	2,941	2,777	2,313
Net Income	1,676	1,735	1,638	1,365
Net income (loss) available to common stockholders	1,676	1,735	1,638	1,365
Earnings (loss) per common share:				
Basic	0.22	0.23	0.22	0.18
Diluted	0.21	0.22	0.20	0.17
Common share prices:				
Basic	11.84	9.65	9.75	10.80
Diluted	8.00	8.00	6.58	6.40

*Includes an $80,000 non-recurring, non-cash charge for a beneficial conversion feature related to the New Mountain transaction.

Other Matters

Inflation

Management does not believe that inflation has had a material adverse impact on Health Card's net income for the three most recent fiscal years.

Critical Accounting Policies and Estimates

General

Health Card's discussion and analysis of its financial condition and results of operations are based upon Health Card's Consolidated Financial Statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires Health Card to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses; these estimates and judgments also affect related disclosures of contingent assets and liabilities. On an on-going basis, Health Card evaluates its estimates and judgments, including those related to revenue recognition, bad debt, intangible assets, income taxes, and financing operations. Health Card bases its estimates on experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes that of its significant accounting policies (see Note 1 to the Consolidated Financial Statements), the following may involve a higher degree of judgment and complexity than others:

Revenue Recognition

(a) Since January 1, 2000, all services provided by the Company have been on a fee for services basis. Under the fee for service arrangement, the Company is paid by its sponsors for the Company's contractually agreed upon rates based upon actual claims adjudicated, plus a fixed transaction fee.

Revenue under the fee for service arrangement is recognized when the claims are adjudicated. Included as revenue are the Company's administrative fees and charges relating to pharmaceuticals dispensed by the Company's network of pharmacies. Revenue is reduced by the amount of rebates paid to the Company's sponsors.

(b) The specific terms of the contracts that Health Card enters into with its sponsors will determine whether Health Card recognizes the gross revenue related to the cost of the prescriptions filled. There are several factors from EITF 99-19 that led the Company to recognize the majority of its revenue on a gross basis. These include: the Company acts as a principal and not an agent and is the primary obligor in the relationship among the pharmacies, the sponsors and the Company, the Company has credit risk, the Company has certain latitude in establishing price, and the Company has discretion in supplier selection. In certain cases, primarily because the amount the Company earns is fixed, the Company has not recognized the gross revenue or cost related to prescriptions filled for a specific sponsor. This has no impact on the Company's gross profit since neither the prescription revenue nor the related cost of the prescriptions is recorded.

(c) Health Card includes in revenue only those co-payments collected from individual members by its mail order facility in Miramar, Florida. Co-payments retained by pharmacies on the remainder of the prescriptions filled for Health Card's members are not included in Health Card's reported revenue. Health Card discloses these amounts parenthetically on the face of its Consolidated Statement of Income.

(d) Rebates are recognized when the Company is entitled to them in accordance with the terms of its arrangements with drug manufacturers, third party rebate administrators, and sponsors, and when the amount of the rebates is determinable. The Company records the gross rebate receivable and the appropriate payable to the sponsors based on estimates, which are subject to final settlement. The estimates are based upon the claims submitted and the Company's rebate experience, and are adjusted as additional information becomes available.

Bad Debt

Health Card maintains allowances for doubtful accounts for estimated losses resulting from the liability of its sponsors to make required payments. If the financial condition of Health Card's sponsors were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Goodwill and Intangible Asset Impairment

In assessing the recoverability of the Company's goodwill and other intangibles, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. On July 1, 2001 the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," and will be required to analyze its goodwill for impairment issues on a periodic basis thereafter. To date, the Company has not recorded any impairment losses related to goodwill and other intangible assets.

Deferred Taxes

Health Card periodically considers whether or not it should record a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While Health Card has considered future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance, in the event Health Card were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should Health Card determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Capitalized Software

The costs of software developed for internal use incurred during the preliminary project stage are expensed as incurred. Direct costs incurred during the application development stage are capitalized. Costs incurred during the post-implementation/operation stage are expensed as incurred. Capitalized software development costs are amortized on a straight-line basis over their estimated useful lives, commencing on the date the software is placed into use, primarily three years.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

CONSOLIDATED FINANCIAL INFORMATION
NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

($ in thousands)

	June 30, 2004	June 30, 2003
Assets		
Current:		
Cash and cash equivalents (including cash equivalent investments of $1,191 and $1,189, respectively)	$ 3,388	$ 5,222
Restricted cash	1,695	2,383
Accounts receivable, less allowance for doubtful accounts of $2,312 and $2,014, respectively	73,162	52,022
Rebates receivable	34,764	24,584
Inventory	3,252	-
Due from affiliates	18	4,165
Deferred tax assets	2,711	2,065
Other current assets	2,093	1,714
Total current assets	121,083	92,155
Property, equipment and software development costs, net	10,597	8,239
Intangible assets, net of accumulated amortization of $2,106 and $1,210, respectively	3,788	2,291
Goodwill	86,964	53,669
Other assets	3,717	386
Total Assets	$226,149	$156,740
Liabilities, Redeemable Preferred Equity, and Common Stockholders' (Deficit) Equity		
Current Liabilities:		
Accounts payable and accrued expenses	$147,572	$106,675
Revolving credit facility and loans payable-current	53	15,683
Current portion of capital lease obligations	327	481
Due to officer/stockholder	-	1,117
Income taxes payable	837	629
Other current liabilities	-	137
Total current liabilities	148,789	124,722
Capital lease obligations, less current portion	13	327
Long term loans payable and other liabilities	3,877	1,020
Deferred tax liability	4,704	2,245
Total liabilities	157,383	128,314
Commitments and Contingencies		
Redeemable Preferred Equity:		
Redeemable convertible preferred stock $.10 par value; 15,000,000 and 10,000,000 shares authorized, 6,956,522 and none issued and outstanding, respectively	75,389	-
Common Stockholders' (Deficit) Equity:		
Common Stock, $.001 par value, 35,000,000 and 25,000,000 shares authorized, 8,969,694 and 7,812,907 shares issued, 4,329,794 and 7,621,907 outstanding, respectively	9	8
Additional paid-in-capital	104,890	15,027
Retained (deficit) earnings	(59,643)	14,135
Treasury stock at cost, 4,639,900 and 191,000 shares, respectively	(51,879)	(744)
Total common stockholders' (deficit) equity	(6,623)	28,426
Total Liabilities, Redeemable Preferred Equity, and Common Stockholders' (Deficit) Equity	$226,149	$156,740

See accompanying notes to consolidated financial statements

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(All amounts in thousands, except per share amount)

	Years ended June 30, 2004	Years ended June 30, 2003	Years ended June 30, 2002
Revenue (includes co-payments collected of $2,274, $0, and $0, respectively, and excludes co-payments retained by the pharmacies of $203,420, $168,475, and $102,338, respectively)	$ 651,098	$ 573,266	$ 459,832
Cost of claims (excludes co-payments retained by the pharmacies of $203,420, $168,475, and $102,338, respectively)	587,055	525,472	424,733
Gross profit	64,043	47,794	35,099
Selling, general and administrative expenses	50,606	35,974	27,230
Operating income	13,437	11,820	7,869
Other income (expense):			
Interest expense	(703)	(1,209)	(1,125)
Interest income	594	252	522
Other income, net	149	153	101
	40	(804)	(502)
Income before provision for income taxes	13,477	11,016	7,367
Provision for income taxes	5,524	4,602	2,900
Net income	$ 7,953	$ 6,414	$ 4,467
Beneficial conversion feature	80,000	-	-
Preferred stock cash dividend	1,596	-	-
Accretion of transaction expenses	135	-	-
Net (loss) income available to common stockholders	$ (73,778)	$ 6,414	$ 4,467
(Loss) earnings per common share:			
Basic	$ (11.14)	$ 0.85	$ 0.62
Diluted	$ (11.14)	$ 0.80	$ 0.56
Weighted-average number of common shares outstanding:			
Basic	6,622	7,590	7,213
Diluted	6,622	8,036	7,909

See accompanying notes to consolidated financial statements

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

($ in thousands)

	Years Ended June 30, 2004	2003	2002
Cash flows from operating activities:			
Net income	$ 7,953	$ 6,414	$ 4,467
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,706	4,437	3,264
Amortization of deferred gain	(455)	(153)	(102)
Net gain on disposal of capital assets	310	(13)	(331)
Provision for doubtful accounts	692	164	546
Compensation expense accrued to officer/stockholder	37	821	154
Deferred income taxes	1,813	(433)	13
Interest accrued on stockholders'/affiliate's loans	-	(165)	-
Changes in assets and liabilities, net of effect from acquisitions:			
Restricted cash	688	270	(1,055)
Accounts receivable	(13,005)	7,486	(29,750)
Rebates receivable	(8,139)	(8,809)	(7,986)
Inventory	(2,714)	-	-
Other current assets	(330)	(1,028)	387
Due to/from affiliates	225	(276)	351
Other assets	(514)	(19)	(54)
Accounts payable and accrued expenses	28,246	6,844	41,713
Income taxes payable and other current liabilities	1,934	(163)	83
Other long term liabilities	1,432	308	715
Net cash provided by operating activities	23,879	15,685	12,415
Cash flows from investing activities:			
Capital expenditures	(7,379)	(2,468)	(3,196)
Repayment of loan from affiliate	2,660	-	-
Repayment of loan from officer	107	-	-
Acquisition of Integrail, net of cash acquired	(13)	(1,482)	-
Acquisition of Centrus, net of cash acquired	(2,000)	(1,070)	(40,287)
Acquisition of PAI	-	(1,000)	(1,000)
Acquisition of Inteq, net of cash acquired	(29,078)	-	-
Acquisition of PPP, net of cash acquired	(3,658)	-	-
Proceeds from disposal of capital assets	-	22	1,321
Repayment of note by stockholder	-	-	300
Net cash used in investing activities	(39,361)	(5,998)	(42,862)
Cash flows from financing activities:			
Proceeds from exercise of stock options	7,023	485	788
Proceeds from issuance of preferred stock, net of offering costs	75,254	-	-
Purchase of treasury stock in tender offer including related expenses	(51,135)	-	-
Proceeds from convertible note offering	-	-	11,600
Repayment of convertible note offering	-	(8,000)	(3,600)
Proceeds from revolving credit facility	871,869	688,750	28,700
Repayment of revolving credit facility	(887,477)	(686,901)	(14,887)
Payment of preferred dividends	(1,596)	-	-
Deferred financing costs	181	183	(486)
Repayment of debt and capital lease obligations	(471)	(750)	(777)
Net cash provided by (used in) financing activities	13,648	(6,233)	21,338
Net (decrease) increase in cash and cash equivalents	(1,834)	3,454	(9,109)
Cash and cash equivalents at beginning of period	5,222	1,768	10,877
Cash and cash equivalents at end of period	$ 3,388	$ 5,222	$ 1,768

See accompanying notes to consolidated financial statements

1. PRINCIPAL BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

National Medical Health Card Systems, Inc. (the "Company," "Health Card") provides comprehensive pharmacy benefit management ("PBM") services to plan sponsors, which include managed care organizations, local governments, unions, corporations and third party health care plan administrators through its network of licensed pharmacies throughout the United States. The Company's pharmacy benefit management services include electronic point-of-sale pharmacy claims management, retail pharmacy network management, mail order pharmacy claims management, specialty pharmacy claims management, benefit design consultation, preferred drug management programs, drug review and analysis, consulting services, disease information services, data access, reporting and information analysis, and physician profiling. In addition, the Company operates a mail order pharmacy, a specialty pharmacy, and health informatics company.

The audited consolidated financial statements include the accounts of National Medical Health Card Systems, Inc., and its wholly owned subsidiaries, Pharmacy Associates, Inc. ("PAI"), Interchange PMP, Inc. ("PMP"), Centrus Corporation ("Centrus"), National Medical Health Card IPA, Inc. ("IPA"), Specialty Pharmacy Care, Inc. ("Specialty"), NMHCRX Contracts, Inc. ("Contracts"), PBM Technology Inc. ("PBM Tech"), NMHCRX Mail Order, Inc. ("Mail Order"), Portland Professional Pharmacy and Portland Professional Pharmacy Associates (collectively "Ascend"), Inteq Corp. and Inteq TX Corp. (collectively "Inteq"), and Integrail, Inc. ("Integrail"). Also included on a consolidated basis are the accounts of NMHC Funding, LLC ("Funding"), a limited liability company of which the Company and some of its subsidiaries are the owners of all of the membership interests. Unless the context otherwise requires, references herein to the "Company" or "Health Card" refer to the Company and its subsidiaries, on a consolidated basis. All material intercompany balances and transactions have been eliminated in the consolidation.

In October 1998, the Company acquired IPA, which is an independent practice association under the laws of New York. The Company acquired PSCNY IPA, Inc. ("PSCNY") as part of the Centrus Acquisition (see Note 3 – Business Acquisitions). Health Card's IPA was dissolved. PSCNY was utilized by Centrus to contract with Health Maintenance Organizations or providers containing financial risk-sharing provisions which represents some of Centrus' largest sponsors. PSCNY's name was changed to IPA in September 2002. IPA is subject to the regulatory authority of the Department of Health and the laws, rules and regulations applicable to independent practice associations in New York.

Specialty was incorporated in January 2000. This wholly owned subsidiary was established to provide manufacturer rebate administration services to Health Card. Effective as of April 2000, Health Card began to enter into rebate agreements directly with drug manufacturers. Although some of these agreements are between Health Card and drug manufacturers, Specialty administers these contracts on behalf of Health Card. Specialty is paid administrative fees by the drug manufacturers and/or retains a percentage of rebates collected. Currently, Specialty does not have any full-time employees. Specialty reimburses the Company for the use of its employees on an as-needed basis.

In April, 2002, Contracts was incorporated. This subsidiary was formed to contract with certain larger sponsors. The nature of the contractual terms with these sponsors leads the Company to recognize revenue on a net basis (see revenue recognition policy below). Contracts does not currently have any full time employees.

PBM Tech was incorporated in April 2002. This subsidiary was formed to manage the Company's intellectual property. PBM Tech maintains an office in Wilmington, Delaware and employs its own employees.

NMHCRX Mail Order, Inc. was incorporated in August 2002 to provide mail order pharmacy services to the Company's existing sponsors as well as other small regional PBMs. Prior to opening its own facility in Miramar, Florida, the Company outsourced all its mail order business. The subsidiary has its own employees and rents the facility, including a warehouse, from an unrelated third party. Currently, all intercompany revenue generated by Mail Order for fulfillment of prescriptions on behalf of the PBM, is eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity date of three months or less from purchase date to be cash equivalents. These also include short-term, highly liquid municipal bonds with interest rates that are reset monthly which are readily convertible into cash at par value (cost). Restricted cash balances at June 30, 2004 and 2003 includes approximately $1,695 and $2,383, respectively, which are restricted as to their use as related to the maintenance of minimum cash balances in accordance with Ohio statute.

Revenue Recognition

The Company enters into a fee for service (per claim charges) arrangement with its sponsors for the payment of administrative fees. Under the fee for service arrangement, the Company is paid by its sponsors for the Company's contractually agreed upon rates based upon actual claims adjudicated plus a fixed transaction fee. Revenue under the fee for service arrangement related to the sales of prescription drugs by the Company's nationwide network of pharmacies is recognized when the claims are adjudicated. At the point-of-sale, the pharmacy claims are adjudicated using the Company's on-line processing system. Adjudication is the process by which the plan participant is checked for eligibility of coverage, the prescription is compared to the plan parameters established by the sponsor, the particular drug is reviewed for contraindications based upon the plan participant's drug history, age and sex, and the information is placed into a database available for reporting and query. The Company invoices plan sponsors and includes as revenue the Company's administrative fees and charges relating to pharmaceuticals dispensed by the Company's network of pharmacies. Revenue is reduced by the amount of rebates paid to the Company's sponsors. Cost of claims includes the amounts paid to the Company's network of pharmacies for pharmaceutical claims reduced by gross rebates received from drug manufacturers. The Company does not take possession or legal ownership of the pharmaceutical drugs dispensed by the pharmacy network excluding its own mail order and specialty facilities. The Company assumes the legal responsibility and financial risk of paying for dispensed pharmaceuticals whether or not the Company is paid by its sponsors. There are several factors from EITF 99-19 that led the Company to recognize the majority of its revenue on a gross basis. These include: the Company acts as a principal and not an agent and is the primary obligor in the relationship among the pharmacies, the sponsors and the Company, the Company has credit risk, the Company has certain latitude in establishing price, and the Company has discretion in supplier selection.

The specific terms of the contracts that Health Card enters into with its sponsors will determine whether Health Card recognizes the gross revenue related to the cost of the prescriptions filled. In certain cases, the Company has not recognized the gross revenue or cost related to prescriptions filled for a specific sponsor. The primary factor in recognizing these contracts on a net basis is that the amount that the Company earns is fixed. The Company receives a fixed charge per claim and a fixed percentage of rebates and all other pharmacy costs are charged to the plan sponsor. This has no impact on the Company's gross profit since neither the prescription revenue nor the related cost of the prescriptions is recorded.

The Company follows the provisions of EITF 00-14, *Accounting for Certain Sales Incentives - Coupons, Rebates and Discounts* in connection with the Company's rebates to sponsors. These rebates are recognized when the Company is entitled to them in accordance with the terms of the Company's arrangements with drug manufacturers, third party rebate administrators, and the Company's sponsors, and when the amount of the rebates is determinable. The Company records the gross rebate receivable and the appropriate payable to the sponsors based on estimates, which are subject to final settlement. The estimates are based upon the claims submitted and the Company's rebate experience, and are adjusted as additional information becomes available. Currently some rebates are processed by a third party rebate administrator and the remaining rebates are submitted directly to the drug manufacturers for

(All $ in thousands, except per share amounts)

reimbursement. For the years ended June 30, 2004, 2003 and 2002, the rebates retained by the Company were approximately $10,314, $5,398 and $6,513, respectively.

Mail Order began filling prescriptions out of the Miramar facility on July 1, 2003. Mail Order maintains an inventory of pharmaceuticals, which it purchases from a drug wholesaler or direct from the manufacturer. Mail Order recognizes revenue at the point of shipment for both the co-pay collected from the individual member, as well as for the "sale" of the prescription to the PBM at specified prices. Revenue from this intercompany sale is eliminated in consolidation. To date, Mail Order only fills prescriptions for NMHC plan sponsors.

Ascend also maintains an inventory of pharmaceuticals, which it purchases from drug wholesalers or direct from manufacturers. Revenue is recognized by Ascend at the point of shipment to the member. Ascend invoices individual members, sponsors, and insurance companies as well as Medicare and Medicaid.

The inventory balance for Mail Order and Ascend at June 30, 2004 was $3,252. Inventory which consists entirely of finished goods is stated at the lower of cost (first in, first out method) or market.

Integrail invoices its customers quarterly primarily for annual license fees. Annual license fees are billed equally over the quarters and are based on a per member amount charge. Connectivity charges, analytical support and implementation charges are also invoiced quarterly as incurred. License revenue for each customer is recognized ratably over the quarter that it relates to. Other revenue is recognized when invoiced.

Property and equipment is recorded at cost. Depreciation is provided for by the straight-line method over the estimated useful lives of the property and equipment (generally 3 to 8 years). Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful lives of the assets.

The costs of software developed for internal use incurred during the preliminary project stage are expensed as incurred. Direct costs incurred during the application development stage are capitalized. Costs incurred during the post-implementation/operation stage are expensed as incurred. Capitalized software development costs are amortized on a straight-line basis over their estimated useful lives. During the years ended June 30, 2004 and 2003, approximately $2,744 and $1,012, respectively, in software development costs related to internal programming time were capitalized.

Amortization of capitalized amounts commences on the date the software is placed into use and is computed using the straight-line method over the estimated economic life of the software, which prior to June 2001 was five years and subsequently has been primarily three years. Amortization expense was approximately $2,971, $2,245, and $1,834 for the years ended June 30, 2004, 2003 and 2002, respectively.

A significant portion of the Company's computer software for its reporting system was previously developed by a company affiliated by common ownership (see Note 5 – Related Party Transactions). Currently, the Company's development is performed by its own employees or occasionally by unrelated third party consultants. The cost includes development of software programs and enhancements, which may either expand or modify existing programs, which allows the Company to do customized reporting from its claims adjudication system.

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*. Under this standard, deferred taxes on income are provided for those items for which the reporting period and methods for income tax purposes differ from those used for financial statement purposes using the asset and liability method. Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

(All $ in thousands, except per share amounts)

Basic earnings per share has been computed using the weighted-average number of shares of common stock outstanding. Diluted earnings per share has been computed using the basic weighted-average shares of common stock issued plus outstanding stock options and warrants in the periods in which such options and warrants have a dilutive effect under the treasury stock method.

The Company accounts for stock option grants to employees under the recognition and measurement principles of APB No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded.

Pro forma information regarding net loss applicable to common stockholders is required by SFAS 123, "Accounting for Stock-Based Compensation," which also requires that the information be determined as if the Company has accounted for its stock options under the fair value method of that statement. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The fair value for these options was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for all grants in the years ended June 30, 2004, 2003, and 2002: no dividend yield, weighted-average expected life of the option of 6.7 years, risk-free interest rate ranges of 3.6% to 3.83% and a volatility of 76.6%, 83.2%, and 86.2%, respectively, for all grants. The weighted-average value of options granted is $19.58, $4.99, and $6.77 for the years ended June 30, 2004, 2003, and 2002, respectively.

The Company follows the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB No. 25. The Company adopted SFAS No. 148 effective December 31, 2002.

The following table illustrates the effect on net (loss) income available to common stockholders if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation:

Year ended June 30,	2004	2003	2002
Reported net (loss) income available to common stockholders	$(73,778)	$6,414	$4,467
Stock compensation expense included in net (loss) income available to common stockholders	200	-	-
Pro forma compensation expense	(2,203)	(1,574)	(666)
Pro forma net (loss) income available to common stockholders	$(75,781)	$4,840	$3,801
Pro forma (loss) earnings per share:			
Basic	$ (11.44)	$ .64	$ .53
Diluted	$ (11.44)	$ .60	$ .48

(All $ in thousands, except per share amounts)

Concentration of Credit Risk

The Company may be subject to a concentration of credit risk with respect to its trade receivables. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains allowances to cover potential or anticipated losses for uncollectible accounts.

Financial instruments which potentially subject the Company to concentrations of credit risk are cash balances deposited in financial institutions which exceed FDIC or SIPC insurance limits. Amounts on deposit with financial institutions, which exceeded the FDIC or SIPC insurance limits at June 30, 2004 and 2003, were approximately $10,810 and $5,694, respectively.

The carrying amounts of financial instruments, including cash, accounts receivable, inventory, accounts payable, accrued liabilities, and revolving credit facility, approximate fair value because of the current nature of these instruments.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For comparability, certain 2003 and 2002 amounts have been reclassified, where appropriate, to conform to the financial statement presentation used in 2004.

2. NEW MOUNTAIN TRANSACTION:

The Company entered into an amended and restated preferred stock purchase agreement, dated as of November 26, 2003, with New Mountain Partners, L.P. (the "purchase agreement"). Pursuant to the purchase agreement, the Company agreed, subject to various conditions, to issue to New Mountain Partners a total of 6,956,522 shares of series A preferred stock at a purchase price of $11.50 per share, for aggregate proceeds of approximately $80,000. On March 19, 2004, the Company completed the sale of the series A preferred stock to New Mountain Partners and used approximately $49,000 of the proceeds of the sale of the series A preferred stock to purchase, pursuant to a tender offer, 4,448,900 shares of the Company's outstanding common stock at $11.00 per share (collectively, the "New Mountain Transaction"). Prior to the closing of the New Mountain Transaction, Bert E. Brodsky, the former chairman of the board of directors, and certain stockholders related to him, held (assuming the exercise of 330,000 options and warrants held by Mr. Brodsky, which occurred in April 2004), in the aggregate, approximately 59% of the Company's outstanding common stock and had agreed to tender 4,448,900 shares, or approximately 54% of the Company's outstanding common stock, held by them, into the tender offer. No other stockholders tendered shares in the offer.

Following the completion of the tender offer, and assuming the exercise of 330,000 options and warrants held by Mr. Brodsky, which occurred in April 2004, New Mountain Partners owned securities at March 19, 2004 that were initially convertible into approximately 64% of the Company's issued and outstanding common stock and prior to conversion of the series A preferred stock were entitled to cast that number of votes that is equal to approximately 60% of the Company's aggregate voting power. Following the closing of the New Mountain Transaction, New Mountain Partners was entitled to and did nominate and elect 60% of the members of the Company's board of directors.

The Company used the remaining proceeds from the issuance and sale of the series A preferred stock of approximately $24,000, excluding expenses related to the closing of the New Mountain Transaction, for the Inteq acquisition described in "Acquisitions" and for working capital purposes.

(All $ in thousands, except per share amounts)

The preferred stock provides for an initial annual cash dividend equal to 7% of the investment amount, which decreases to 3.5% after the fifth anniversary of issuance. The preferred stock is convertible into common stock at a price of $11.50 per share of common stock, or an aggregate of approximately 7 million shares of the Company's common stock.

The series A preferred stock may be redeemed at the Company's option subsequent to the fourth anniversary of its issuance, subject to certain conditions. After the tenth anniversary of the issuance of the series A preferred stock, each holder of shares of series A preferred stock may require the Company to redeem all or a part of that holder's shares of series A preferred stock.

Upon the closing of the New Mountain Transaction, the Company recorded a non-recurring, non-cash charge to net income available to holders of the Company's common stock for a beneficial conversion feature related to the series A preferred stock, which is convertible into the Company's common stock at $11.50 per share. Such non-cash charge reflects the difference between the fair market value of the Company's common stock on the date of the closing of the New Mountain Transaction and the effective conversion price of $11.29 (after deducting the closing payment of $1,450 payable to New Mountain Partners) multiplied by 6,956,552, the number of shares of the Company's common stock into which the series A preferred stock held by New Mountain Partners is convertible. The maximum amount of the beneficial conversion feature was limited to $80,000, which is the purchase price of the series A preferred stock.

3. BUSINESS ACQUISITIONS:

On April 1, 2004, the Company entered into an Asset Purchase Agreement with Inteq PBM, LP, a Texas limited partnership (the "Purchaser"), The INTEQ-RX Group, LLP and certain other owners named therein (together with The INTEQ-RX Group, LLP, the "The Inteq Group"), pursuant to which the Company agreed to acquire certain assets of the The Inteq Group relating to their pharmacy benefit management business (the "Inteq Acquisition"). The aggregate purchase price of the Inteq Acquisition was $31,500 in cash. In addition, the Company has agreed to pay The Inteq Group, as additional purchase price, up to $4,200 over a period of one year if the acquired PBM business achieves certain financial performance targets during the one-year period following the closing. Funds for the Inteq Acquisition were supplied from proceeds from the New Mountain Transaction (See Note 2 – New Mountain Transaction) and from the Company's revolving credit facility (See Note 7 - Debt). In connection with the Inteq Acquisition, several members of Inteq's management will remain with the Company as consultants during the transition period. The Inteq business complements the Company's business while strengthening the Company's presence in the Texas marketplace.

The purchase price for the acquired assets of The Inteq Group was $31,500 of which $29,640 was paid in cash at closing and $1,860 was paid in the form of a promissory note. In addition, there were $572 of acquisition related expenses incurred by the Company. Of the $29,640, $24,900 was paid to The Inteq Group, and $4,740 was deposited into escrow to secure The Inteq Group's obligations under the Purchase Agreement. In addition, another $3,000, out of the $4,200 potential to be paid to The Inteq Group, was placed in escrow to secure the Company's obligations to pay The Inteq Group additional purchase price if certain targets are achieved during the first year, and such escrowed amount is included in other assets in the consolidated balance sheet. The promissory note plus accrued interest at four percent (4%) per annum is due and payable in full on October 1, 2005. At the time of the acquisition, The Inteq Group had approximately $14,200 of assets which included $4,134 of cash, $7,938 of accounts receivable, $2,041 of rebates receivable, $47 of other assets, and $40 of property and equipment. They also had approximately $11,151 of liabilities which included $11,138 of claims and accounts payable and $13 of miscellaneous payables. The acquisition was accounted for under the purchase method of accounting and the results of Inteq's operations were included in the consolidated financial statements commencing with the acquisition date. The excess of the acquisition costs over the fair value of identifiable net assets acquired was $29,023, which consists of the following components: customer relationships valued at $1,800, which will be amortized over ten (10) years and goodwill of $27,223, which will not be amortized for

(All $ in thousands, except per share amounts)

book purposes per SFAS 142. In addition, the $3,000 placed in escrow will be released quarterly if earned and will be recorded as additional goodwill. To date, $955 out of a total potential of $4,200, of additional consideration has been earned and will be released from escrow on September 30, 2004. For tax purposes, the Company will amortize the goodwill and other intangibles over fifteen years.

On July 31, 2003, the Company entered into a Stock Purchase Agreement with Portland Professional Pharmacy ("PPRX"), Portland Professional Pharmacy Associates ("PRXA", and together with PPRX, "PPP") and the individual shareholders (the "PPP Shareholders") to purchase all of the shares of PPP for $3,150 (the "PPP Acquisition"). PPP provides specialty-pharmacy services in a broad range of areas, including women's health, pediatric care, men's health and transplant. Funds for the PPP Acquisition were supplied by the Company's revolving credit facility that was put in place in January 2002 (See Note 7 - Debt). The Company intends to position PPP as a preferred provider with PPP's target markets while focusing on the extension of their specialty services to the Company's PBM division.

The purchase price for the stock of PPP was $3,150. In addition, there were $77 of acquisition related expenses incurred by the Company. At the time of the acquisition, PPP had approximately $1,664 of assets which included $177 of cash, $889 of accounts receivable, $539 of inventory and $59 of property and equipment. PPP also had approximately $1,423 of liabilities which included $609 of bank debt, which was paid off at closing, and $814 of miscellaneous payables. The acquisition was accounted for under the purchase method of accounting and the results of PPP's operations were included in the consolidated financial statements commencing with the acquisition date. The excess of the acquisition costs over the fair value of identifiable net assets acquired was $2,986, which consists of the following components: (i) customer relationships valued at $295, which will be amortized over seven (7) years; (ii) employment and non-compete agreements valued at $100 each, which will be amortized over four (4) years; (iii) the Portland Professional Pharmacy trade name valued at $100 which will be amortized over four (4) years; and (iv) goodwill of $2,391, which will not be amortized for book purposes per SFAS 142. For tax purposes, the Company has made an election which will allow it to amortize the goodwill and other intangibles over fifteen years. In addition, the Company agreed to pay to the PPP Shareholders up to $7,000 over a three-year period if the PPP business achieved certain financial targets. At the Company's sole discretion, up the 50% of the $7,000 can be paid in the form of company stock. For the first year ended July 31, 2004, $716 has been earned ($666 had been earned through June 30, 2004) and was paid on September 15, 2004. Of this amount, $358 was paid in cash and $358 was paid in the form of the Company's common stock (12,650 shares at $28.30 per share).

In connection with the PPP Acquisition, several members of PPP's management team have joined the Company as employees, and have been granted stock options to purchase an aggregate of 150,000 shares of Common Stock, under the Company's 1999 Stock Option Plan, as amended. As of May 1, 2004, the Company assumed all of the shares of PPP. Each of PRXA and PPRX continues to operate under their respective names, and also does business under the name NMHC Ascend.

As of November 1, 2002, the Company and its wholly owned subsidiary, Integrail Acquisition Corp., entered into an Asset Purchase Agreement with Health Solutions, Ltd. ("HSL"), a New York corporation, and certain of its security holders (together with HSL, the "Sellers"). Pursuant to the Agreement, Health Card acquired substantially all of the assets of the Integrail division of HSL's operations, for a purchase price of $1,400. Integrail provides software and analytical tools in the area of informatics which allows for the blending of medical and pharmacy data to predict future outcomes.

Half of the $1,400 purchase price was paid at the closing directly to the Sellers, and half was deposited into escrow (the "Escrowed Amount") as security for the performance of certain indemnification obligations of the Sellers. The Company acquired approximately $500 of HSL's assets which included $158 of property and equipment, $225 of software, $76 of prepaid expenses, and $41 of accounts receivable. The Company also agreed to assume approximately $500 of liabilities related to Integrail which included $166 of debt under capital leases, $75 of miscellaneous payables, and $259 due to HSL

(All $ in thousands, except per share amounts)

for prior equipment and services provided to Integrail by HSL. The acquisition was accounted for under the purchase method of accounting and the results of Integrail's operations were included in the consolidated financial statements commencing with the acquisition date. The excess of the acquisition costs over the fair value of identifiable net assets acquired was $1,719, which consists of the following components: (i) software and company know how valued at $797, which will be amortized over three (3) years; and (ii) goodwill of $922, which will not be amortized for book purposes per SFAS 142. For tax purposes, the goodwill and other intangibles will be amortized over fifteen years. Funds for this transaction were supplied by the Company's revolving credit facility. With the achievement of certain operational milestones for the first 12 months specified in the Agreement, the entire Escrowed Amount was released to the Sellers in November 2003.

The Company entered into an Asset Purchase Agreement (the "Centrus Asset Purchase Agreement"), dated as of January 29, 2002, with HSL, HSL Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Company ("Sub"), and the security holders of HSL named therein, pursuant to which the Company agreed to acquire certain assets of HSL relating to the pharmacy benefit management business conducted by HSL under the name "Centrus" (the "Centrus Acquisition"). The aggregate purchase price of the Centrus Acquisition was $40,000 in cash. The Company acquired approximately $1,400 of HSL's assets which included $900 of property and equipment and $500 of software. The Company also agreed to assume approximately $1,400 of HSL's liabilities relating to the Centrus business which included $1,100 of rebates due to sponsors, $100 of capital leases, and $200 of miscellaneous payables. The Centrus Acquisition was accounted for under the purchase method of accounting and the results of Centrus' operations were included in the consolidated financial statements commencing with the acquisition date. The excess of the acquisition costs over the fair value of identifiable net assets acquired was $40,672, which consists of the following components: (i) customer relationships valued at $2,415, which will be amortized over five (5) years; (ii) an employment agreement valued at $83, which will be amortized over two (2) years: (iii) non-compete contracts valued at $76, which was amortized over four (4) years; and (iv) goodwill of $38,098 which will not be amortized for book purposes per SFAS 142. For tax purposes, the goodwill and other intangibles will be amortized over fifteen years. In addition, the Company has agreed to pay HSL as additional purchase price up to $4,000 over a period of three (3) years if the acquired Centrus business achieves certain financial performance targets during the two-year period following the Closing. The financial performance targets were achieved during the first two years and $4,000 has been earned. Of this amount, $1,000 was paid in May 2003, $2,000 was paid in May 2004, and another $1,000 will be paid in May 2005.

On March 5, 2001, the Company acquired substantially all of the assets, and certain of the liabilities, of Provider Medical Pharmaceutical, LLC ("PMP"), an Oklahoma limited liability company, pursuant to an Asset Purchase Agreement among the Company, a wholly owned subsidiary of the Company, PMP and the members of PMP. The assets acquired from PMP included, among other things, PMP's accounts receivable and intellectual property, PMP's rights under various contracts and the goodwill value of PMP's business.

The purchase price for the assets consisted of (i) $4,000 in cash, (ii) the satisfaction by the Company of PMP's bank indebtedness of $1,255, and (iii) cancellation of the $1,500 promissory note from PMP to the Company, dated January 16, 2001. Part of the cash portion of the purchase price ($722) was paid into an escrow account to provide security for the indemnification obligations of PMP and its members to the Purchaser. The acquisition was accounted for under the purchase method of accounting and the results of PMP's operations were included in the consolidated financial statements commencing with the acquisition date. The excess of the acquisition costs over the fair value of identifiable net assets acquired was $6,475 which consisted of the following components: (i) customer relationships valued at $305, which has been amortized over 2.5 years using the straight-line method of amortization, and (ii) goodwill of $6,170, which has not been amortized for book purposes since July 1, 2001 in accordance with SFAS 142. For tax purposes, the goodwill and customer relationships will be amortized over fifteen years. The Company was required to pay up to $1,000 of additional cash consideration if certain financial targets relating to

(All $ in thousands, except per share amounts)

PMP's business were met over the first three years after closing, which would be accounted for as an addition to goodwill. The targets which were related to retaining specific contracts were not achieved and consequently no additional consideration was paid.

Two claims were filed against the sellers of PMP by the Company for non collection of certain accounts receivable and for certain other misrepresentations. A settlement was reached whereby the Company received in July 2003, $540 out of escrowed funds to cover both claims of which $346 was applied towards reducing goodwill.

Pursuant to the terms of the Agreement and Plan of Merger between the Company and Pharmacy Associates, Inc. ("PAI"), dated July 20, 2000 (the "PAI Agreement"), the Company acquired PAI, a regional pharmacy benefit management company operating in Arkansas, Louisiana and Mississippi. Under the terms of the merger agreement, stockholders of PAI received an aggregate of $6,000 in cash and 400,000 shares of the Company's common stock, which was valued at $850, on the acquisition date. The excess of the acquisition costs over the fair value of identifiable net assets acquired was $6,345, which consisted of the following components: (i) customer relationships valued at $131, which was amortized entirely over the first year, (ii) noncompete contracts valued at $44, which will be amortized over five years using the straight-line method of amortization, and (iii) goodwill of $6,170, which has not been amortized for book purposes, since July 1, 2001 in accordance with SFAS 142. The goodwill associated with this acquisition is not deductible for tax purposes. PAI stockholders were entitled to receive additional consideration of up to $2,000 payable in a combination of cash and unregistered common stock over a two-year period if certain financial targets of PAI were met, which was accounted for as an addition to goodwill. The financial targets were achieved for both years; therefore, $750 in cash and $250 in Common Stock (62,500 shares valued at $4.00 per share) was paid and issued in August, 2001, and $750 in cash and $250 in Common Stock (41,668 shares valued at $6.00 per share) were paid and issued in August, 2002.

The following summarized unaudited pro forma results of operations set forth below for the years ended June 30, 2004 and 2003 assume the Integrail, PPP, and Inteq acquisitions had occurred as of the beginning of these periods:

June 30,	2004	2003
Revenue	$706,408	$664,266
Net (loss) income available to common stockholders	$(72,751)	$6,476
Net (loss) earnings per common share:		
Basic	$(10.99)	$0.85
Diluted	$(10.99)	$0.81
Pro forma weighted-average number of common shares outstanding:		
Basic	6,622	7,590
Diluted	6,622	8,036

This pro forma financial information is presented for information purposes only. The pro forma adjusted net (loss) income per common share, including acquisitions, may not be indicative of actual results, primarily because pro forma earnings include historical results of operations of the acquired entity and do not reflect any cost savings or potential sales erosion that may result from the Company's integration efforts.

(All $ in thousands, except per share amounts)

The change in the carrying amount of goodwill for the year ended June 30, 2004 is as follows:

Balance as of July 1, 2003	$53,669
Centrus additional consideration earned	3,000
Integrail additional expenses incurred	15
PPP acquisition	2,391
PPP additional consideration earned	666
Inteq acquisition	27,223
Balance as of June 30, 2004	$86,964

Approximately $79,091 of the Company's June 30, 2004 goodwill is deductible for income tax purposes on a straight-line basis over 15 years.

Acquired intangible assets subject to amortization consisted of the following as of June 30:

	2004		2003	
Asset Class	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer relationships	$ 4,816	$ 1,564	$ 2,720	$ 967
Non-compete agreements	220	105	120	53
Employment agreements	186	109	86	62
Trade name	100	10	-	-
Company know how	572	318	575	128
	$5,894	$ 2,106	$3,501	$ 1,210

The weighted average remaining amortization period for all intangible assets is approximately 6.1 years at June 30, 2004. Amortization period by intangible asset class is as follows:

Asset Class	Amortization Period
Customer relationships	2.5 - 10 years
Non-compete agreements	4 - 5 years
Employment agreements	2 years
Trade name	4 years
Company know how	3 years

The aggregate amortization expense was approximately $896 for the year ended June 30, 2004, and the estimated amortization for future years ended June 30 is as follows:

Year ending June 30,	
2005	$ 984
2006	840
2007	564
2008	235
2009	222
Thereafter	943
	$3,788

(All $ in thousands, except per share amounts)

The Company follows the provisions of SFAS Nos. 141 and 142, *Business Combinations* and *Goodwill and Other Intangibles*. FASB 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under FASB 142, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill is subject to at least an annual assessment for impairment by applying a fair-value based test. Additionally, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. The Company has adopted SFAS Nos. 141 and 142 as of July 1, 2001 and has performed the requisite impairment testing. As of June 30, 2004 there is no impairment to the goodwill recorded on the accompanying balance sheet.

The Company follows the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, that is applicable to financial statements issued for fiscal years beginning after December 15, 2001, with transition provisions for certain matters. FASB's new rules on asset impairment supersede SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of*, and provide a single accounting model for long-lived assets to be disposed of. Although retaining many of the fundamental recognition and measurement provisions of SFAS No. 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. The new rules supersede the provisions of Accounting Principals Board Opinion No. 30 ("APB No. 30") with regard to reporting the effects of a disposal of a segment of a business and require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period in which the losses are incurred rather than as of the measurement date as presently required by APB No. 30. In addition, more dispositions will qualify for discontinued operations treatment in the income statement. The implementation of SFAS No. 144 had no impact on the Company's financial statements as of and for the year ending June 30, 2004 and 2003.

4. PROPERTY, EQUIPMENT AND SOFTWARE DEVELOPMENT COSTS:

Property, Equipment and software development costs consist of the following:

June 30,	2004	2003	Estimated Useful Life
Equipment	$ 5,407	$ 4,602	3 to 5 years
Software	14,825	11,241	3 to 5 years
Leasehold improvements	3,614	935	Term of lease
Automobile	44	44	5 years
Equipment acquired under capital leases	2,575	2,575	5 to 8 years
	26,465	19,397	
Accumulated depreciation and amortization	15,868	11,158	
	$10,597	$ 8,239	

Accumulated depreciation on equipment acquired under capital lease obligations was $1,613 and $1,240 as of June 30, 2004 and 2003, respectively.

Depreciation and amortization expense on property, equipment and software development costs for the years ended June 30, 2004, 2003, and 2002, was approximately $4,810, $3,634, and $2,898, respectively.

(All $ in thousands, except per share amounts)

5. RELATED PARTY TRANSACTIONS:

Due to affiliates historically represented trade payables for developed software, other software services, operating leases and maintenance costs. The Company had historically entered into various verbal and written agreements with Sandata Technologies, Inc. ("Sandata") and its wholly owned subsidiaries. The Company's former Chairman of the Board is also a principal stockholder of Sandata. Sandata provides computerized data processing services and custom software and programming services.

Due from affiliates included a note from another company affiliated by common ownership. As of June 30, 2004, the balance had been paid. Such amount bore interest at 8.5% per annum, payable quarterly. The note was collateralized by 1,022,758 shares of $.001 par value common stock of the Company registered in the name of the Company's former Chairman of the Board and was subject to his personal guarantee. The note was payable in annual installments of $400, consisting of principal and interest at the rate of 8½% per annum on each of the first and second anniversary dates, with the total remaining balance of principal and interest due and payable on July 31, 2003. The first two $400 payments due under the note as of July 31, 2001 and 2002 were satisfied by offsetting an equal amount owed by the Company to the former Chairman of the Board. The balance of the note, including accrued interest, was paid in full on July 31, 2003. The note was satisfied through a combination of monies owed by the Company to the former Chairman of the Board and a cash payment made by the affiliate to the Company. Effective July 31, 2001, the interest rate on the note was changed to the prime rate in effect from time to time. For the years ended June 30, 2004, 2003, and 2002, the amount of interest income accrued related to this note was approximately $9, $163, and $206, respectively.

On Feb 8, 2001, the former President gave to the Company his Promissory Note in the amount of $34 as evidence of the loan by the Company to the former President. On April 12, 2002, the Promissory Note was amended and the Company agreed to increase the loan to $100. The loan bore interest at 8%, and was due on April 25, 2003. The interest rate was lowered effective July 1, 2002 to the rate at which the Company borrows money. The repayment obligation under the Promissory Note, including accrued interest has been satisfied through a set-off from the bonus paid to the former President in July 2003 as part of his annual compensation.

In connection with a potential bonus, to be earned pursuant to an employment agreement dated September 30, 2002, between the former president of the Company's mail order operations and the Company, the Company loaned him $250 as an advance against the potential bonus. The loan is evidenced by a promissory note executed by the former Mail Order President in favor of the Company. The loan bore an interest rate of 9% and was due and payable on September 30, 2003 in the event the bonus was not earned. A bonus has been paid and the loan repaid as of January 2004.

The Company has accrued approximately $12 of interest income from affiliates arising from the three loans described above during the year ended June 30, 2004.

Certain costs paid to affiliates were capitalized as software development costs. For the year ended June 30, 2002, the amounts charged by affiliates and capitalized was approximately $96.

For the periods presented, certain general, administrative and other expenses reflected in the financial statements include allocations of certain corporate expenses from affiliates which take into consideration personnel, estimates of the time spent to provide services or other appropriate bases. These allocations include services and expenses for information systems maintenance, financial consulting, employee benefits administration, legal communications and other miscellaneous services.

Management believes the foregoing allocations were made on a reasonable basis. Although these allocations do not necessarily represent the costs which would have been or may be incurred by the Company on a stand-alone basis, management believes that any variance in costs would not be material.

(All $ in thousands, except per share amounts)

General and administrative expenses related to transactions with affiliates included in the consolidated statement of income are:

Year ended June 30,	2004	2003	2002
Software maintenance and related services and supplies (a)	$ 0	$ 0	$ 496
Management and consulting fees (b)	35	84	303
Administrative, accounting services and supplies (c)	260	236	548
Rent and utilities (d)	634	542	542
	$ 929	$ 862	$1,889

(a) A company affiliated by common ownership historically provided a significant portion of the Company's software maintenance, certain other software services, computer hardware under operating leases and maintained certain computer hardware.

(b) The Company incurred fees to certain other affiliated companies for various management and consulting services.

(c) A company affiliated by common ownership provides the Company with various administrative, legal and accounting services.

(d) See Note 11 for information regarding leases with related parties.

Notes receivable - stockholders represented a loan to a stockholder to purchase the Company's stock. This note bore interest at 8.5% and had a repayment date of July 1, 2002. The note was paid in full in January 2002.

For the years ended June 30, 2004, 2003 and 2002, the Company paid the annual premium of approximately $60 on behalf of the Company's former Chairman of the Board for a life insurance policy. The aggregate amount of premiums paid, $330 to date, for such policy will be repaid to the Company upon the payment of the policy's benefits to the beneficiary.

6. ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

Accounts payable and accrued expenses consist of the following:

June 30,	2004	2003
Claims payable	$102,259	$76,195
Rebates payable to sponsors	33,451	24,082
Trade payables and accrued expenses	8,179	3,127
Other payables	3,683	3,271
	$147,572	$106,675

(All $ in thousands, except per share amounts)

7. DEBT:

On January 29, 2002, the Company and certain of its subsidiaries entered into a $40,000 secured revolving credit facility (the "Facility") with HFG Healthco-4 LLC, a specialty finance company. In connection with the Facility, the Company and certain of its subsidiaries have agreed to transfer, on an on-going basis, their accounts receivable to Funding. Funding utilizes those receivables as collateral to secure borrowings under the Facility. The Facility has a three year term, provides for borrowings of up to $40,000 at the London InterBank Offered Rate (LIBOR) plus 2.40% (3.76% at June 30, 2004) and is secured by receivables and other assets of the Company and certain of its subsidiaries as defined. Borrowings of $28,700 under the Facility were used to finance part of the purchase price of the Centrus Acquisition (See Note 3 – Business Acquisitions) and will also be used by the Company and certain of its subsidiaries for working capital purposes and future acquisitions in support of its business plan. The outstanding balance as of June 30, 2004 was approximately $53, which was all classified as short-term debt. The Facility requires the Company to remain in compliance with certain financial and other covenants. The financial maintenance covenants include: 1) consolidated net worth (total assets less total liabilities), 2) consolidated tangible net worth (consolidated net worth less intangible assets), 3) quarterly EBITDA, 4) accounts receivable turnover (revenue divided by accounts receivable), 5) debt to consolidated net worth, 6) current assets to current liabilities, 7) consolidated interest coverage ratio (EBITDA less capital expenditures divided by interest expense, 8) annual capital expenditures, and 9) debt service coverage (EBITDA divided by interest expense plus short-term debt excluding borrowings under the Facility). Other covenants under the Facility restrict the Company's ability to pay dividends, incur senior debt, and sell assets other than in the ordinary course. The Company was in compliance with all covenants at June 30, 2004.

On January 22, 2002 the Company completed a convertible note offering (the "Note Offering") in the aggregate principal amount of $11,600, which was subordinated to the Facility. Pursuant to the Note Offering, subscribers received a promissory note (each a "Note") paying interest quarterly on the unpaid principal balance at the rate of 12% per annum. The subscribers, including two who are directors of the Company, were all accredited investors. The Notes had a term of one year, unless otherwise extended pursuant to the terms of the Note. The Notes were convertible at any time at the election of the holders into shares of the common stock, par value $.001 per share (the "Common Stock") of the Company ("Conversion Shares") at a conversion price of $12.00 per share, the fair value of the Common Stock on January 22, 2002. The Note holders were granted certain registration rights. Proceeds from the Note Offering were used to finance part of the purchase price of the Centrus Acquisition. The Notes were repaid in full on June 26, 2002.

8. CAPITAL LEASE OBLIGATIONS:

The following is a schedule, by year, of future minimum lease payments under capitalized leases, together with the present value of the net minimum lease payments at June 30, 2004:

Payments for the year ending June 30, 2005	$349
Total minimum lease payments	$349
Less amount representing interest	9
Present value of net minimum lease payments	$340
Less current portion	327
Long-term lease obligations	$ 13

(All $ in thousands, except per share amounts)

9. MAJOR CUSTOMERS AND PHARMACIES:

For the year ended June 30, 2004, approximately 30% and 10% of revenue was from two plan sponsors, MVP Health Plan, Inc. and Boston Medical Center Health Net, administering multiple plans. For the year ended June 30, 2003, approximately 28% of revenue was from one plan sponsor. For the year ended June 30, 2002, approximately 15% and 10% of revenue was from two plan sponsors. Amounts due from the respective sponsors at June 30, 2004 and 2003 approximated $12,301 and $7,049, respectively. One of the Company's former major sponsors terminated its contract as of June 30, 2002 and another one terminated its contract as of December 31, 2002.

For the year ended June 30, 2004, approximately 21% and 12%, respectively, of the cost of claims were from two pharmacy chains. For the year ended June 30, 2003, approximately 21% and 11%, respectively, of the cost of claims were from two pharmacy chains. For the year ended June 30, 2002, approximately 22% of the cost of claims was from one pharmacy chain. Amounts payable to the two pharmacy chains at June 30, 2004 and 2003 was approximately $18,478 and $23,189, respectively.

10. TAXES ON INCOME:

Provisions for federal and state income taxes consist of the following:

Year ended June 30,	2004	2003	2002
Current:			
Federal	$2,806	$ 3,953	$ 2,149
State	905	1,085	738
	3,711	5,038	2,887
Deferred:			
Federal	1,496	(356)	23
State	317	(80)	(10)
	1,813	(436)	13
Total provision	$5,524	$4,602	$2,900

Differences between the federal statutory rate and the Company's effective tax rate are as follows:

Year ended June 30,	2004	2003	2002
Statutory rate	34.0%	35.0%	34.0%
State taxes - net of federal taxes	6.8	6.7	5.1
Permanent differences	-	0.1	0.3
Other	0.2	-	-
	41.0%	41.8%	39.4%

Deferred income tax assets (current and noncurrent) resulting from temporary differences are as follows:

June 30,	2004	2003
Accounts receivable allowances	$ 952	$ 836
Vacation expense accrual	196	138
Management/stockholder bonus accrual	912	973
Deferred revenue/gains	492	118
Other	159	-
	$2,711	$2,065

(All $ in thousands, except per share amounts)

Deferred income tax liabilities of $4,704 and $2,245 at June 30, 2004 and 2003, respectively, resulted from temporary differences between depreciation and amortization of property and equipment and goodwill.

11. COMMITMENTS AND CONTINGENCIES:

The Company occupied approximately 26,500 square feet of office space located at 26 Harbor Park Drive, Port Washington, New York 11050 up until April 30, 2004 (the "Leased Premises"). The Company subleases the Leased Premises from BFS Realty, LLC, an affiliate of the Company's former Chairman and current director (the "Affiliate"). The Affiliate leases the Leased Premises from the Nassau County Industrial Development Agency ("NCIDA") pursuant to a lease that was entered into by NCIDA and the Affiliate in July 1994, which expires in March 2005. The Affiliate has the right to purchase the Leased Premises upon expiration of that lease for the purchase price of one dollar. The Affiliate subleases a portion of the Leased Premises to the Company (the "Lease"). As of November 1, 2001, the Company and the Affiliate amended the Lease. The Lease provided that, effective August 1, 2001, the rent payable by the Company would be an aggregate annual rent of $308. While formerly the Company made estimated monthly real estate tax, utilities and maintenance-expense payments to the Affiliate, the Lease provided that the Company would pay its pro-rata share of such expenses directly, to the entities to whom payment must be made. The annual rent would increase by 5% per year during the term of the Lease.

Additional space was built in the Leased Premises which allowed the Company to reconfigure its existing space and to move all of its employees in Port Washington into contiguous space. The Company and the Affiliate amended the Lease for the space on October 23, 2003 and April 26, 2004. Effective on the occupancy date of the new space, as of May 1, 2004, the Affiliate leased additional square footage in the Leased Premises to the Company. The total space leased by the Company is currently 37,108 square feet. The Lease provides that, effective May 1, 2004, the rent payable by the Company shall be an aggregate annual rent of $580 over a ten year term, plus expenses related to real estate taxes, utilities and maintenance which are paid directly to the entities to whom payment must be made. Annual rent increases will be based upon the Consumer Price Index plus 2.5% subject to a maximum annual cap of 3.5%. The Lease expires ten years from the occupancy date of May 1, 2004. In addition, the Company has early termination rights which it may exercise by delivery of a notice to the Affiliate 60 days prior to the end of the April 30, 2009 lease year. In consideration of such early termination rights, the Company would pay to the Affiliate the rent that would otherwise be payable by the Company to the Affiliate for the succeeding 30 months and subject to adjustments if the Affiliate is able to lease the Leased Premises to another party during said 30 month period. Leasehold improvements made to this space during the years ended June 30, 2004 and 2003 were approximately $1,906 and $1, respectively.

Pursuant to a lease dated August 10, 1998 and expiring on August 31, 2005, Health Card occupies approximately 1,500 square feet at 63 Manorhaven Boulevard, Port Washington, New York, which is used currently for office storage space. The landlord for these premises is 61 Manorhaven Boulevard, LLC, of which the Company's former Chairman and current director is the sole member. The current rent is $2 per month. The annual rent increases by 5% per year. Additional rent, in the form of certain expenses, is also payable.

In addition, Health Card rents a two family house in Port Washington, New York (near the Company's offices) from P.W. Capital, LLC, (a company affiliated with Health Card's former Chairman and current director of the Board) which is used for out-of-town employees. Health Card evaluated the cost of hotels for these individuals and determined it was more cost efficient to rent the house at an annual rent of $66. For the same reasons, Health Card rents two houses from Living In Style, LLC, an entity owned by three of Health Card's executive officers. Pursuant to leases dated May 1, 2002 and expiring April 30, 2007, Health Card paid an aggregate of $133 in rent for these two facilities during the fiscal year ended June 30, 2004. The annual rent for each of the facilities increases by 5% per year.

(All $ in thousands, except per share amounts)

Additionally, the Company leases office and/or warehouse space through its subsidiaries in Little Rock, Arkansas; Tulsa, Oklahoma; Portland, Maine; Miramar, Florida; Latham, New York; and Dallas, Texas. The aggregate annual rental payments for leased space in Little Rock are approximately $194; for leased space in Tulsa approximately $24; for Miramar approximately $142; for Portland approximately $120; for Latham approximately $383; and for Dallas approximately $168 through January 31, 2005. The Company intends to move its current office space in Dallas to a less costly space in Dallas and has delivered a notice of termination to the landlord of the Dallas space, effective January 31, 2005.

Real estate rental expense, including utilities, for the years ended June 30, 2004 2003, and 2002, was approximately $2,147, $1,792, and $1,169, respectively. Of these amounts, approximately $634, $542, and $542, respectively, were charged by affiliates under operating leases.

The Company has entered into various other operating leases with unrelated third parties for office equipment. These leases have different payment terms and expiration dates.

Future minimum payments under the noncancelable operating leases for real estate and office equipment with related and other parties at June 30, 2004 are as follows:

(All $ in thousands, except per share amounts)

Year ending June 30,	
2005	$ 5,615
2006	5,097
2007	4,531
2008	1,792
2009	1,728
Thereafter	4,413
	$23,176

In addition to the operating leases above, the Company has entered into two sale leaseback operating leases of certain fixed assets (principally computer hardware and externally developed software), one of which is with an affiliate of the Company's former Vice Chairman. The minimum future operating lease payments at June 30, 2004 are as follows:

Year ending June 30,	
2005	$ 288
2006	140
2007	70
	$ 498

An action was commenced against the Company on April 30, 2002 by Midwest Health Plan Inc. ("MHP") in the United States District Court for the Eastern District of Michigan. The amended complaint alleges, among other things, that the parties entered into a contract dated July 1999 (the "Agreement"), and further alleges that the Company has overcharged MHP for the administration of prescription benefit services in contravention to the terms of the Agreement and breached its fiduciary duties by making a profit. MHP is seeking $3,000 in damages. The Company filed an answer and counterclaim on June 12, 2002. In the counterclaim, the Company claimed damages in excess of $2,800 based on Midwest's failure to pay under a contract. In late June 2002, Midwest agreed to make two payments in the amount of $1,340 and $1,360 to partially settle the Company's claims against Midwest. Midwest has now added a fiduciary duty claim. The Company continues to have counterclaims totaling over $200 against Midwest for Midwest's failure to pay the amounts it agreed to pay Health Card for goods and services. The Company argued its motion for partial summary judgment and motion to dismiss the fiduciary duty claim in February 2004 and is currently awaiting the court's decision on such motions. The Company intends to vigorously defend the action. The Company is unable to provide an estimate of any particular loss, if any, which may be associated with the MHP claims.

The Company has entered into employment agreements with its Chief Executive Officer and President, Chief Marketing Officer, Chief Financial Officer, Treasurer, President of PBM Services, and Chief Information Officer. In addition, the Company has entered into a consulting agreement with its current Chairman of the Board. The agreements provide for (i) participation in the bonus pool for senior executives, (ii) eligibility for stock option grants under the Company's then current stock option plan, and (iii) certain termination benefits which, depending upon the reason for termination, can equal up to one year of salary for all of these senior executives.

The Company provided a promissory note in the amount of $1,860 to The Inteq Group related to the acquisition of Inteq (see Note 3 - "Business Acquisitions"). The note accrues interest at 4% per annum and is due and payable October 31, 2005.

(All $ in thousands, except per share amounts)

12. STOCK OPTIONS AND WARRANTS:

During the years ended June 30, 2004, 2003, and 2002, the Company granted stock options under the 1999 Stock Option Plan (the "Plan"). During 2002 and 2004, the Company amended the Plan and increased the number of shares issuable in connection with options granted under the Plan. The total number of shares of common stock reserved by the Company for issuance under the Plan is 4,850,000 plus an indeterminable number of shares of common stock issuable upon the exercise of "reload options." There are no options outstanding that contain the "reload" provision. Stock options outstanding have a life of 5 to 10 years, as defined in Section 422 of the Internal Revenue Code. Incentive options may not be granted for a price less than 100% of the fair market value of the common stock as of the date of the grant or 110% in the case of an individual who owns more than 10% of the combined voting power of all classes of stock of the Company. All options to date have been issued with an option exercise price at or above the fair market value of those options on the date of grant.

The following tables summarize information about stock option activity for the years ended June 30, 2002, 2003, and 2004:

	Number of Options	Weighted-Average Exercise Price Per Share
Outstanding options at June 30, 2001	1,243,284	$ 3.87
Canceled	(222,775)	8.46
Granted	1,015,760	10.36
Exercised	(175,243)	4.49
Outstanding options at June 30, 2002	1,861,026	6.77
Canceled	(73,634)	6.99
Granted	402,498	8.46
Exercised	(221,000)	2.20
Outstanding options at June 30, 2003	1,968,890	7.61
Canceled	(112,834)	9.94
Granted	766,104	18.53
Exercised	(1,092,693)	6.43
Outstanding options at June 30, 2004	1,529,467	$ 13.76

(All $ in thousands, except per share amounts)

The following table summarizes information about stock options outstanding at June 30, 2004:

	Outstanding			Exercisable	
Option Price Range	Number of Shares	Weighted-average Remaining Life	Weighted-average Exercise Price	Number of Shares	Weighted-average Exercise Price
$ 1.67 to $ 2.51	11,000	1.64 years	$ 1.67	11,000	$ 1.67
$ 2.52 to $ 3.78	2,665	2.09 years	$ 3.50	1,365	$ 3.50
$ 3.79 to $ 5.69	66,650	1.68 years	$ 4.59	50,650	$ 4.77
$ 5.70 to $ 8.55	115,327	1.27 years	$ 7.68	74,275	$ 7.41
$ 8.56 to $12.84	925,828	5.66 years	$10.53	674,175	$10.06
$12.85 to $19.28	151,443	6.79 years	$13.83	862	$14.50
$19.29 to $28.94	49,093	4.68 years	$25.45	-	-
$28.95 to $36.66	207,461	6.14 years	$32.43	30,000	$36.10
$ 1.67 to $36.66	1,529,467	3.74 years	$13.76	842,327	$10.92

In July 1999 the Company granted the underwriters of the Public Offering 200,000 warrants for nominal consideration. The warrants entitle the holders thereof to purchase 200,000 shares of common stock from the Company at $9.00 per share and are exercisable for four years commencing on July 29, 2000. Of such warrants, 80,000 were subsequently purchased from the underwriters by the Company's former Chairman of the Board and are exercisable for four years commencing on July 29, 2000. Subsequent to June 30, 2004, all warrants have been exercised.

13. 2000 RESTRICTED STOCK GRANT PLAN:

On October 16, 2000, the board of directors approved the adoption of the Company's 2000 Restricted Stock Grant Plan (the "Stock Grant Plan"). The Stock Grant Plan was subsequently adopted by the stockholders at the Company's annual meeting on November 20, 2000. The Stock Grant Plan provides for the issuance of shares that are subject to both standard restrictions on the sale or transfer of such shares (e.g., the standard seven-year vesting schedule set forth in the Stock Grant Plan) and/or restrictions that the board may impose, such as restrictions relating to length of service, corporate performance or other restrictions. As of June 30, 2004, no grants had been made under the Stock Grant Plan. There are 700,000 shares of common stock reserved for issuance in connection with grants made under the Stock Grant Plan.

(All $ in thousands, except per share amounts)

14. SUPPLEMENTAL CASH FLOW INFORMATION:

Supplemental cash flow information is as follows:

Year ended June 30,	2004	2003	2002
Cash paid:			
Interest	$ 733	$ 1,194	$ 1,110
Income taxes	1,631	4,039	2,277
Noncash investing and financing activities:			
Issuance of common stock in connection with the acquisition of PAI	-	250	250
Beneficial conversion feature	80,000	-	-
Compensation charge related to acceleration of stock options and stock options issued in lieu of a transaction bonus	963	-	-

15. EMPLOYEE BENEFIT PLAN:

The Company maintains a 401-K plan that covers substantially all Company employees. Participants may elect to contribute to the plan a minimum of 1% to a maximum of 18% of their annual compensation, not to exceed a dollar limit set by law. Monthly, the Company will determine a discretionary matching contribution equal to a percentage of each participant's contribution. Contributions made by the Company for the years ended June 30, 2004, 2003, and 2002 were approximately $283, $228 and $79, respectively.

16. EARNINGS PER SHARE:

A reconciliation of shares used in calculating basic and diluted earnings per share follows:

Year ended June 30,	2004	2003	2002
Basic	6,621,633	7,590,425	7,212,536
Effect of assumed exercise of employee stock options	-	445,973	661,999
Effect of assumed exercise of warrants	-	-	-
Contingently issuable shares (see Note 3)	-	-	34,519
Diluted	6,621,633	8,036,398	7,909,054

Outstanding options and warrants to purchase shares of common stock which were antidilutive were not included in the computation of diluted earnings per share (see Note 12 – Stock Options and Warrants). These options were as follows:

Year ended June 30,	2004	2003	2002
Number of options and warrants	1,610,595	922,787	435,700
Weighted-average exercise price	$ 13.52	$ 10.47	$ 12.23

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
National Medical Health Card Systems, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of National Medical Health Card Systems, Inc. and subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of income, stockholders' (deficit) equity, and cash flows for each of the three years in the period ended June 30, 2004. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Medical Health Card Systems, Inc. and subsidiaries at June 30, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2004 in conformity with U. S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP
Melville, New York
September 10, 2004

CORPORATE ORGANIZATION

BOARD OF DIRECTORS

James J. Bigl
Chairman of the Board

Bert E. Brodsky
Director and Chief Executive Officer of Sandata Technologies, Inc.

Gerald Angowitz
Director and Management Consultant of Angowitz & Company

Steven B. Klinsky
Director and Founder and Chief Executive Officer of New Mountain Capital, LLC

Michael B. Ajouz
Director and Managing Director of New Mountain Capital, LLC

Michael T. Flaherman
Director and Managing Director of New Mountain Capital, LLC

Robert R. Grusky
Director and Founder and Member of New Mountain Capital, LLC

G. Harry Durity
Director and Corporate Vice President of Worldwide Development of ADP

Robert S. Silberman
Director and Chief Operating Officer of Strayer Education Inc.

Paul J. Konigsberg
Director and Partner of Konigsberg Wolf & Co., P.C.

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 10:00 a.m. on Wednesday, December 8, 2004 at our executive offices located at: 26 Harbor Park Drive, Port Washington, New York 11050

CORPORATE OFFICERS

James F. Smith
President and Chief Executive Officer

Tery Baskin
Chief Marketing Officer

Stuart F. Fleischer
Chief Financial Officer

Bill Masters
Chief Information Officer

Agnes Hall
President, Integrail

Patrick McLaughlin
President, PBM Services

Jay Flanick
President and COO
NMHC Mail

Mark Adkison
President and COO
NMHC Ascend

Jonathan Friedman, Esq.
Vice President of Legal Affairs, Compliance and Secretary

FORM 10-K REPORT

A copy of the National Medical Health Card Systems, Inc. Annual Report on Form 10-K as filed with the Securities and Exchange Commission may be obtained without charge by writing to:

Investor Relations Department
National Medical Health Card Systems, Inc.
26 Harbor Park Drive
Port Washington, New York 11050

STOCK LISTING

National Medical Health Card Systems, Inc.'s common stock is traded on The Nasdaq Stock Market™ under the symbol NMHC.

SHAREHOLDER RELATIONS

Security analyst, investment professionals and shareholders should direct their inquiries to:

Investor Relations
National Medical Health Card Systems, Inc.
26 Harbor Park Drive
Port Washington, New York 11050

CORPORATE HEADQUARTERS

26 Harbor Park Drive
Port Washington, New York 11050
(516) 626-0007

CORPORATE COUNSEL

Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, New York 10103

INDEPENDENT AUDITORS

Ernst & Young LLP
395 North Service Road
Melville, New York 11747

TRANSFER AGENT

Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004
Phone: 212-509-4000
Fax: 212-509-5150
www.continentalstock.com

INTERNET ADDRESS

www.nmhcrx.com